03045667

82- SUBMISSIONS FAC[illegible] SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Commercial International Bank (Egypt) S.A.E

*CURRENT ADDRESS 21/23 Giza St, Giza
Nile Tower Building
Cairo, Egypt

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 34764 FISCAL YEAR 12-31-~~2002~~ 2001

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: Michael Pressman

DATE : 01/13/04

مَرْكَز التَرْجَمَة المُعتَمَدة
يوسف ومشاركوه
مُتَرجمون مُعتَمَدون ومُحَلَّفون

Commercial International Bank (Egypt) S.A.E., Giza

Licensed Capital: 1,500 Million Egyptian Pounds
Issued and Paid-up Capital: 650 Million Egyptian Pounds
Head Office: 21/23 Giza Street, Giza
Commercial Register: 69826 Giza

Call for Convening Ordinary General Assembly
Second Notice

The Board of Directors of the Commercial International Bank (Egypt) S.A.E. has the pleasure to invite the shareholders to attend the Ordinary General Assembly that shall be held on Tuesday 19 March 2002 at 11.00 am at the Royal Meredien Hotel, Cairo, in the Akhnaton Ballroom.

To Review the following Agenda:

1- The Board of Directors' Report for the fiscal year ending at 31 December 2001.
2- The Report of the two Auditors covering the Balance Sheet, Income Statement, and other financial statements, for the fiscal year ending at 31 December 2001.
3- Approving the Balance Sheet, Income Statement, and other financial statements, for the fiscal year ending at 31 December 2001.
4- Approving the Dividend Account for the fiscal year 2001.
5- Approving the appointments that took place on the Board of Directors, since the last meeting of the Ordinary General Assembly.
6- Discharging the members of the Board of Directors from any liability in relation to the fiscal year ending on 31 December 2001 and determining their remuneration packages for the fiscal year 2002.
7- Appointing the two Auditors, together with determining their fees for the fiscal year that shall end at 31 December 2002.
8- Authorizing the Board of Directors to give donations during the fiscal year 2002.
9- Advising the General Assembly with the annual remuneration package decided by the Board of Directors that shall be paid to the Managing Director and the Head and members of the Executive Committee, Higher Management Committee and the Audit Committee for the fiscal year 2002.



Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:



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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Kindly be advised with the following:

(I) Every shareholder shall have the right to attend the meeting of the General Assembly, either in person or through another shareholder as a proxy, provided that such a proxy is not a Board member. The proxy shall be valid if in writing. No shareholder shall represent a number of votes exceeding 10% of the total shares of the capital and not exceeding 20% of the shares represented in the meeting, with the exception of corporate persons.

(II) Those shareholders that shall attend the General Assembly shall provide a statement of the shares in their possession which are deposited at one of the Companies licensed to manage securities registers. This shall imply freezing the balances of the shares stipulated in the said statement for the purpose of attending the General Assembly, which shall be done at least three days prior to the convening of the General Assembly.

(III) The shareholders may review – at the Financial Affairs Department during the official business hours of the Bank – the detailed statements and documents referred to in Articles 219, 220 and 221 of the Executive Regulations of Act 159 of 1981 in accordance with the dates stipulated in the said Articles.

(IV) A notice for inviting the shareholders to attend the General Assembly has been sent by ordinary mail to their addresses as listed in the Bank records.

(V) Any questions in relation to the subjects of the Agenda submitted to the General Assembly, must be submitted in writing to the Financial Affairs Department at the Head Office of the Bank, either by registered mail or by hand against receipt, with at least three days prior to the convening of the General Assembly. The discussions at the General Assembly shall be restricted only to the contents of the Agenda.

(VI) The Resolutions of the Ordinary General Assembly shall be adopted by an absolute majority of the number of the votes of the shares represented in the meeting.

(VII) In the event that the quorum required by law for the validity to convene the General Assembly for the first time is not present, then the convening of the Ordinary General Assembly in the second meeting shall be at 12.00 noon of the same date and place, and shall be valid, whatever shall be the number of the shares represented therein.

(VIII) The attendance of the Meeting shall be restricted to the shareholders only.



Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:



Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392 79 79 & 396 2117
Email: language@starnet.com.eg
Website: www.certified-translators.net


مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

NB: The shareholders are requested to arrive at least one hour prior to the convening of the General Assembly to record their attendance, identity and proxies.

With the compliments of the Commercial International Bank (Egypt),

Mahmoud Abdel Aziz
Chairman of the Board of Directors & Managing Director

El Wafd Newspaper, 3 March 2002



Certified Translation Center
Yusuf & Associates
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28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392-7979 & 396-2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:



Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392 79 79 & 396 2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

البنك التجارى الدولى (مصر) ش.م.م


رمز الثقة

رأس المال المرخص به ١٥٠٠ مليون جنيه مصرى
رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصرى
المركز الرئيسى ٢١/٢٣ شارع الجيزة - الجيزة
سجل تجارى رقم ٦٩٨٢٦ الجيزة

إخطار ثان

دعوة لحضور اجتماع الجمعية العامة العادية

يتشرف مجلس إدارة البنك التجارى الدولى (مصر) بدعوة السادة المساهمين لحضور اجتماع الجمعية العامة العادية المقرر عقده فى الساعة الحادية عشر من صباح يوم الثلاثاء الموافق ١٩ مارس ٢٠٠٢.
وسوف تنعقد الجمعية بفندق رويال ميريديان بالقاهرة (قاعة اخناتون)

وذلك للنظر فى جدول الأعمال التالى:

١- تقرير مجلس الإدارة عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١.
٢- تقرير مراقبى الحسابات عن الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١.
٣- التصديق على الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١.
٤- الموافقة على حساب توزيع الأرباح عن عام ٢٠٠١.
٥- إقرار التعيينات التى تمت فى عضوية مجلس الإدارة منذ آخر اجتماع للجمعية العامة العادية.
٦- إخلاء طرف أعضاء مجلس الإدارة عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١ وتحديد مكافآتهم عن عام ٢٠٠٢.
٧- تعيين مراقبى الحسابات وتحديد أتعابهما عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٨- الترخيص لمجلس الإدارة بالتبرع خلال عام ٢٠٠٢.
٩- إحاطة الجمعية بالمكافأة السنوية التى قررها مجلس الإدارة للعضو المنتدب ولرئيس وأعضاء اللجنة التنفيذية ولجنة الإدارة العليا ولجنة المراجعة عن عام ٢٠٠٢.

ونرجو أن نوجه عناية سيادتكم إلى ما يلى:-

أولاً: لكل مساهم الحق فى حضور اجتماع الجمعية العامة بطريق الأصالة أو إنابة مساهم آخر عنه من غير أعضاء مجلس الإدارة ويشترط لصحة الإنابة أن تكون ثابتة فى توكيل كتابى وباستثناء الأشخاص الاعتباريين لايكون لأى مساهم أن يمثل عن طريق الوكالة عددا من الأصوات يجاوز ١٠٪ من مجموع الأسهم فى رأس المال وبما لايجاوز ٢٠٪ من الأسهم الممثلة فى الاجتماع.

ثانياً: على السادة المساهمين الذين يرغبون فى حضور الجمعية العامة أن يقدموا كشف حساب للأسهم التى يحوزونها والمودعة لدى إحدى شركات إدارة سجلات الأوراق المالية متضمنا تجميد رصيد الأسهم الموضح بكشف الحساب لغرض حضور الجمعية وذلك قبل انعقاد الجمعية العامة بثلاثة أيام على الأقل.

ثالثاً: يمكن للمساهمين الاطلاع على الكشوف التفصيلية والمستندات المشار إليها فى المواد ٢١٩/٢٢٠/٢٢١ من اللائحة التنفيذية للقانون رقم ١٥٩ لسنة ١٩٨١ وفقا للمواعيد المقررة بالمواد المذكورة وذلك بإدارة الشئون المالية فى ساعات العمل الرسمية للبنك.

رابعاً: تم إرسال اخطار الدعوة للاجتماع إلى المساهمين على عناوينهم الثابتة بسجلات البنك بطريق البريد العادى.

خامساً: أى أسئلة تتعلق بالموضوعات المعروضة على الجمعية العامة يتعين تقديمها كتابة إلى إدارة الشئون المالية بالمركز الرئيسى للبنك بالبريد المسجل أو باليد مقابل إيصال قبل تاريخ انعقاد الجمعية العامة بثلاثة أيام على الأقل وتقتصر المناقشة فى الجمعية العامة حول ما ورد بجدول الأعمال فقط.

سادساً: تصدر قرارات الجمعية العامة العادية بالأغلبية المطلقة لعدد الأصوات المقررة للأسهم الممثلة فى الاجتماع.

سابعاً: فى حالة عدم توافر النصاب القانونى لصحة اجتماع الجمعية العامة العادية الأول فسوف تنعقد الجمعية العامة العادية فى اجتماع ثان فى تمام الساعة الثانية عشر ظهر نفس اليوم وفى نفس المكان ويكون الاجتماع الثانى صحيحا أيا كان عدد الأسهم الممثلة فيه.

ثامناً: حضور الاجتماع قاصر على المساهم دون أصطحاب مرافقين.

يرجى من السادة المساهمين الحضور قبل موعد انعقاد الجمعية بساعة على الأقل لإثبات الحضور والشخصية والتوكيلات.

مع تحيات البنك التجارى الدولى (مصر)

محمود عبد العزيز
رئيس مجلس الإدارة والعضو المنتدب






مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E

The Bank has the pleasure to announce that the Payment of Coupon No. 26 for the dividends of the fiscal year ending 31 December 2001 as of Sunday 14 April 2002 for shareholders at the close of the business on Thursday 11 April 2002, amounting to LE3.75 per share, through Misr Company for Clearing, Settlement and Central Keeping, from the following payment outlets:

Commercial International Bank:
(Giza, Shooting Club, El Nasr, Port Said, Alexandria, El Mansoura and Tanta Branches)

Misr Iran Development Bank: (Nasr City branch located at Abbas El Aqqad)

Egyptian Labor Bank: (Heliopolis branch located behind El Nozha Police Station)

Misr Romania Bank: (El Mohandseen branch located at Lebanon Square)

Delta International Bank: (El Haram, Suez, and El Minia branches)

Arab Bank: (Cairo branch)

Alexandria Commercial & Maritime Bank: (Sa'ad Zaghloul branch)

Misr International Bank: (El Alfy & Alexandria branches)

El Watany Egyptian Bank: (El Mohandseen branch)

Misr Exterior Bank: (El Mohandseen, Cairo Plaza and El Saba' Omarat branches)

National Bank for Development: (El Boursa, Helwan and Shoubra branches)

Banque Misr: (Principal, El Minia and Souhag branches)

National Bank of Egypt: (Principal, Tharwat, Alexandria, Abou El Abbas, Giza, and El Golf branches)

Suez Canal Bank: (Cairo branch located at Bab El Louk)

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392-7979 & 396-2117
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Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: 

SEAL: 

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) **3939 800**, 392-7979 & 396-2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

CIB

البنك التجارى الدولى ـ مصر

أن يعلن

عن صرف الكوبون رقم (٢٦) عن أرباح السنة المالية المنتهية فى ٢٠٠١/١٢/٣١

اعتباراً من يوم الأحد الموافق ٢٠٠٢/٤/١٤ وذلك لحاملى الأسهم فى نهاية يوم عمل الخميس الموافق ٢٠٠٢/٤/١١

بواقع ٠,٧٥ جنيهاً لكل سهم

وذلك عن طريق شركة مصر للمقاصة والتسوية والحفظ المركزى من منافذ الصرف التالية :

البنك التجارى الدولى :
(فرع الجيزة - المهندسين - النصر - بورسعيد - الاسكندرية - المنصورة - طنطا)

بنك مصر ايران للتنمية :
(فرع مدينة نصر - عباس العقاد)

بنك العمال المصرى :
(فرع مصر الجديدة - خلف قسم النزهة)

بنك مصر رومانيا :
(فرع المهندسين - ميدان لبنان)

بنك الدلتا الدولى :
(فرع الهرم - السويس - المنيا)

البنك العربى :
(فرع القاهرة)

بنك الاسكندرية التجارى والبحرى :
(فرع سعد زغلول)

بنك مصر الدولى :
(فرع الابراهيمية - الاسكندرية)

البنك الوطنى المصرى :
(فرع المهندسين)

بنك مصر اكستريور :
(فرع المهندسين - [illegible] - السبع عمارات)

البنك الوطنى للتنمية :
(فرع البورصة - حلوان - [illegible])

بنك مصر :
(الفرع الرئيسى - المنيا - سوهاج)

البنك الأهلى المصرى :
(الفرع الرئيسى - [illegible] - الاسكندرية - ابو العباس - الحرة - الجوهرة)

بنك قناة السويس :
(فرع القاهرة - [illegible] باب اللوق)

(البنك التجارى الدولى (مصر) [illegible])

CIB

رمز الثقة

2/2



مَرْكَز التَرْجَمَة المعتَمَدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون



The Commercial International Bank (Egypt) S.A.E. has the pleasure to announce the payment of Coupon No. 6 for the bonds of the Commercial International Bank (Egypt), (Second Issue) at the value of LE50.27 per Bond, for those bondholders with a maturity being at the end of the business day of Thursday 9 May 2002 to be paid as of Sunday 12 May 2002.

Payment of Coupon No. 10, which is the last coupon (First Issue) of the Commercial International Bank (Egypt), at the value of LE44.63 per Bond, as well as the repayment of the nominal value of the Bonds (final amortization of the Bond) amounting to LE1,000.00 per Bond for those bondholders with a maturity being at the end of the business day of Wednesday 15 May 2002, to be paid as of Thursday 16 May 2002.

The payment shall be effected through Misr Company for Clearing, Settlement and Central Keeping from the following outlets:

Commercial International Bank:
(Giza, Shooting Club, El Nasr, Port Said, Alexandria, El Mansoura and Tanta Branches)
Misr Iran Development Bank: (Nasr City branch located at Abbas El Aqqad)
Egyptian Labor Bank: (Heliopolis branch located behind El Nozha Police Station)
Misr Romania Bank: (El Mohandseen branch located at Lebanon Square)
Delta International Bank: (El Haram, Suez, El Minia and El Merghany branches)
Arab Bank: (Cairo branch)
Alexandria Commercial & Maritime Bank: (Sa'ad Zaghloul branch)
Misr International Bank: (El Alfy & Alexandria branches)
El Watany Egyptian Bank: (El Mohandseen branch)
Misr Exterior Bank: (El Mohandseen, Cairo Plaza and El Saba' 'Omarat branches)
National Bank for Development: (El Bourse, Helwan and Shoubra branches)
Banque Misr: (Principal, El Minia and Souhag branches)
National Bank of Egypt: (Principal, Tharwat, Alexandria, Abou El Abbas, Giza, El Golf and Assyout University branches)
Suez Canal Bank: (Cairo branch located at Bab El Louk)



Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392-7979 & 396-2117
Email: language@starnet.com.eg
Website: www.certified-translators.net



Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

SIGNATURE:

SEAL:



Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392 79 79 & 396 2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

يسر البنك التجاري الدولي CIB

أن يعلن عن صرف الكوبون رقم (٦)

الخاص بسندات البنك التجاري الدولي (الإصدار الثاني)

يوم الأحد الموافق ٢٠٠٢/٥/١٢

لحاملي السندات حتى نهاية يوم عمل الخميس الموافق ٢٠٠٢/٥/٩ وذلك

بقيمة ٢٧,٥٠ جنيه مصري لكل سند

صرف الكوبون رقم (١٠)

والأخير الخاص بسندات البنك التجاري الدولي (الإصدار الأول)

وذلك لحاملي السندات حتى نهاية يوم عمل الأربعاء الموافق ٢٠٠٢/٥/١٥ وذلك بقيمة ٦٢,٤٤ جنيه مصري لكل سند وكذا استرداد القيمة الاسمية للسندات (الاستهلاك النهائي للسند) بواقع ١٠٠٠ جنيه مصري لكل سند وذلك يوم الخميس الموافق ٢٠٠٢/٥/١٦

وسيتم الصرف عن طريق شركة مصر للمقاصة والتسوية والحفظ المركزي من منافذ الصرف التالية:

البنك التجاري الدولي: فرع الجيزة - العبد النصر - بورسعيد - الاسكندرية - المنصورة - طنطا

بنك مصر إيران للتنمية: فرع مدينة نصر - عباس العقاد

بنك العمال المصري: فرع مصر الجديدة - خلف قسم النزهة

بنك مصر رومانيا: فرع المهندسين - ميدان لبنان

بنك الدلتا الدولي: فرع الهرم - السويس - المنيا

البنك العربي: فرع القاهرة — بنك الاسكندرية التجاري والبحري: فرع سعد زغلول

بنك مصر الدولي: فرع الألفي - الاسكندرية — البنك الوطني المصري: فرع المهندسين

بنك مصر اكستريور: فرع المهندسين - كايروبلازا - السبع عمارات

البنك الوطني للتنمية: فرع البورصة - حلوان - شبرا — بنك مصر: الفرع الرئيسي - المنيا - سوهاج

البنك الأهلي المصري: الفرع الرئيسي - ثروت - الاسكندرية أبو العباس - الجيزة - الجولف

بنك قناة السويس: فرع القاهرة - باب اللوق


أخبار اليوم
قطاع الثقافة
مع الباعة والمكتبات
رسائل مصطفى أمين
من الزنزانة ٢٠
إلى صفية مصطفى أمين
تقديم: أحمد رجب




مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Al Akhbar Newspaper, 7 November 2002

Commercial International Bank (Egypt) S.A.E

The Bank has the pleasure to announce that the Payment of Coupon No. 7 for the bonds of the Commercial International Bank (Egypt), (Second Issue) at the value of LE51.95 per bond at the rate of 10.25% per annum. The payment shall be as of Monday 11 November 2002 for the owners of the bonds until the close of business on 10 November 2002 through Misr Company for Clearing, Settlement and Central Keeping, from the following payment outlets:

Commercial International Bank: (Giza, Shooting Club, El Nasr, Port Said, Alexandria, El Mansoura and Tanta Branches)

Misr Iran Development Bank: (Nasr City branch located at Abbas El Aqqad)

Egyptian Labor Bank: (Heliopolis branch located behind El Nozha Police Station)

Misr Romania Bank: (El Mohandseen branch located at Lebanon Square)

Delta International Bank: (El Haram, Suez, El Minia and El Merghany branches)

Arab Bank: (Cairo branch)

Alexandria Commercial & Maritime Bank: (Sa'ad Zaghloul branch)

Misr International Bank: (El Alfy & Alexandria branches)

El Watany Egyptian Bank: (El Mohandseen branch)

Misr Exterior Bank: (El Mohandseen, Cairo Plaza and El Saba' 'Omarat branches)

National Bank for Development: (El Bourse, Helwan and Shoubra branches)

Banque Misr: (Principal, El Minia and Souhag branches)

National Bank of Egypt: (Principal, Tharwat, Alexandria, Abou El Abbas, Giza, El Golf and Assyout University branches)

Suez Canal Bank: (Cairo branch located at Bab El Louk)



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الاسرائيلي قد يكون الخاسر الاكبر ...خابات المبكرة اذا حقق شارون ا جديدا فيها. واضافت انه يتعين ب اسرائيل انتهاز هذه الانتخابات ـقبة شارون وراء ظهره ويبدأ من ساعيه الرامية لتحقيق السلام الجراح الغائرة التى عانت منها لال العامين الأخيرين.

...واعطات عرفات للصحفيين امس فى رام الله، عقب استقباله وفدا دينيا من بطريركية الروم الارثوذكس فى القدس برئاسة المطران اسيخويوس فى هذا الشهر الكريم، نحن نرجو امتنا العربية كلها وكل الاحرار والشرفاء فى العالم، أن يقفوا مع الشعب الفلسطينى أمام هذا التصعيد العسكرى الإسرائيلى، وأمام هذه الجرائم التى ترتكب يوميا من قتل وتدمير وتخويف وتجريف للاراضى والمزروعات حتى منع المزارعون من قطف ثمار الزيتون، إلى جانب الاعتقالات والقتل والنسف واحتجاز أموالنا لمدة ستة وعشرين شهرا «٢ مليار دولار».

...اق عن تفاصيل عمليات التفتيش ...المواقع وتأمين فريق المفتشين

...ش التابعة ...رية محمد ...نتيش عن ...ة: ...ول الفورى ...حساسة» ...ت خاصة ...ح المجال ...غرى، فإن ...اته». ...يد عدد ...ع التى لم

يبلغ عنها العراق ولم يتم تفتيشها من قبل، بواسطة مذكرة تقدم لدى وصول المفتشين إلى هذه المواقع».

- يمكن لانموفيك والوكالة ان تجريا لقاءات فى العراق مع أى شخص تعتقدان انه يملك معلومات تدخل فى اطار مهمتهما. وعلى العراق أن يسهل عقد هذه اللقاءات. وتحتفظ اللجنة والوكالة بحق تحديد آلية اللقاءات ومكان انعقادها».

- «يمكن لانموفيك والوكالة الدولية للطاقة الذرية ان تستخدما أى وسيلة اتصالات، هاتفية أو الكترونية، بما فيها استخدام شبكات الأقمار الصناعية والشبكات الداخلية، سواء باعتماد الشفرة أو من دونها. وعلى العراق الا يعرقل بأى طريقة الاتصالات بين انموفيك والوكالة».

- «على العراق أن يضمن أمن كل العاملين فى اللجنة والوكالة، وأن يؤمن لهم المأوى الآمن والمناسب بالأسعار العادية. وتمنع الوكالة واللجنة من جهتها على موظفيهما السكن فى أماكن غير تلك التى تم اختيارها بالتشاور مع العراق».

...ء الخارجية العرب بالقاهرة الأحد:

...لب الليبى بالانسحاب ولجنة وزارية للسودان ...على «خريطة الطريق» الأمريكية للسلام


عمرو موسى

...اسرائيل خاصة الانتخابات ...ل ٩٠ يوما.. على جانب آخر ...» ان قطر ستعرض وجهة نظر ...قف من اسرائيل والتهديدات ...داد كما سيتم استعراض ...رية من جانب عدد من الدول ...ها مصر والاردن والسعودية ...الطريق» وهى خطة السلام ...موسى أن الأفكار حول انعقاد ...عربية قائمة على اية مستوى

ستكون محل بحث خلال الاجتماع القادم لوزراء الخارجية العرب الذى سيعقد يوم الأحد القادم فى مقر الجامعة العربية فى القاهرة.. جاء ذلك فى رده على اسئلة الصحفيين حول ما تردد عن مقترح من دولة قطر لعقد قمة عربية.. واشار موسى إلى ان هناك العديد من الأفكار المطروحة فى هذا الشأن والتى سيتم مناقشتها على المستوى الوزارى وصرح المستشار هشام يوسف المتحدث الرسمى باسم الأمين ان اجتماعات لجنة المتابعة والتحرك المنبثقة عن القمة العربية والتى عقدت صباح امس على مستوى المندوبين الدائمين برئاسة السفير سامى قرنفل المندوب الدائم للبنان لدى الجامعة العربية وبمشاركة الأمين العام قامت بمتابعة تنفيذ جميع قرارات قمة بيروت وكذلك الاعداد لاجتماع وزراء الخارجية العرب القادم.

وحول اجتماع اللجنة الخاصة بالسودان على مستوى المندوبين الدائمين قال المتحدث ان اللجنة تطرقت لتطورات الأوضاع فى السودان ونتائج مفاوضات ماشاكوس، كما تعرضت ايضا لعدد من الموضوعات المتعلقة بالدعم العربى للسودان خاصة ما يتعلق بصندوق إعمار جنوب السودان.

أعضاء «القاعدة» بإعلان التوبة ...در أمر تفجير السيارة فى اليمن

.. وقال فى كلمة بمناسبة ...ضان انه يضمن امن من ...ما يتيح لهم الانخراط فى ...طنين صالحين ومن جهة

ثانية اشاد نائب وزير الدفاع الامريكى بول وولتوفيتس بحادث الهجوم على السيارة الذى ادى الى مقتل ستة أشخاص فى اليمن يوم الاحد الماضى بينهم على الحارثى أحد ابرز المطلوبين للاشتباه فى صلتهم بتنظيم القاعدة.. وقال فى تصريحات لشبكة تليفزيون «سى.ان.ان» ان الهجوم كان «عملية تكتيكية ناجحة جدا». فى الوقت الذى رفضت فيه السلطات اليمنية التعقيب على سبب انفجار السيارة وقالت ان الانفجار محل تحقيقات. ونقلت صحيفة «ديلى تلجراف» البريطانية عن مسئولين فى البيت الابيض قولهم ان بوش هو الذى اصدر قرارا بإطلاق الصاروخ على السيارة من طائرة من طراز «بريديتور».

...دة:

...ارثة إنسانية

...نه ينبغى على الامم المتحدة ...ع الدولى الى احترام اتفاقية ...بحظر قيام سلطات الاحتلال ...ن الذى القاه السفير احمد ...ى عقدته اللجنة الاقتصادية ...برنامج الدولى للمستوطنات ...ضى الفلسطينية المحتلة.



رسالة من عرفات إلى عمرو موسى حول الأوضاع فى الأراضى المحتلة

كتب مازن محمود الشوا:

تلقى عمرو موسى الامين العام لجامعة الدول العربية رسالة هامة من الرئيس الفلسطينى ياسر عرفات اطلعه فيه على آخر التطورات فى الاراضى الفلسطينية المحتلة فى ظل استمرار العدوان الاسرائيلى على الشعب الفلسطينى. صرح بهذا هشام يوسف مستشار الامين العام لجامعة الدول العربية والمتحدث الرسمى باسمه وقال ان عرفات اكد فى رسالته للامين العام على الرغبة الفلسطينية الصادقة فى تحقيق السلام العادل والشامل والدائم فى المنطقة بما يكفل انهاء الاحتلال الاسرائيلى للاراضى العربية والفلسطينية المحتلة بما فيها القدس الشريف ويضمن للشعب الفلسطينى استعادة حقوقه الوطنية المغتصبة واقامة دولته الفلسطينية المستقلة وعاصمتها القدس الشريف. وقال مستشار الامين العام ان الاوضاع بالغة السوء وسوف يتم عرض الموقف على لجنة المتابعة والتحرك العربية فى اجتماعها مساء السبت القادم بالقاهرة.

الصحافة السعودية: قطر تلوح بالانسحاب من الجامعة

الرياض - أ.ش.أ:

ذكرت صحيفة «الوطن» السعودية امس ان قطر لوحت بالانسحاب من الجامعة العربية احتجاجا على ما تصفه بالانتقادات العربية التى تتعرض لها الدوحة بسبب مواقفها سواء بالنسبة للملف العراقى او الملف الاعلامى.

وقالت الصحيفة نقلا عن مصادر موثوقة فى الجامعة العربية أن وزير الخارجية القطرى الشيخ حمد بن جاسم آل ثانى لوح بانسحاب قطر من الجامعة العربية اثناء محادثاته مؤخرا مع امينها العام عمرو موسى الا ان الدوحة لم تتقدم بعد بطلب رسمى.

الاتحاد الأوروبى يقر تعديلات على الورقة الأمريكية بخصوص الشرق الأوسط

بروكس... أقر... الخاص... اجتما... الدائتين... واشنطن... المنطقة... ان الا... تقارير... اعلنة... سيتم... يومى...

الكنيست يوافق على تعيين نتنياهو وزيرا للخارجية:

مصرع وإصابة أربعة مستوطنين فى عملية فدائية.. وإحباط محاولة بالقرب من مطار بن...

أمريكا تتعهد بمواصلة مساعى السلام.. والدبلوماسيون يشككون فى امكان اجر...

واشنطن - القدس المحتلة - رام الله:

طارق عبدالجابر ووكالات الأنباء:

لقى مستوطنان اسرائيليان مصرعهما واصيب اثنان آخران فى أول عملية فدائية تنفذها المقاومة الفلسطينية الباسلة خلال شهر رمضان المبارك حيث تسلل فدائى الى مستوطنة بجنوب قطاع غزة وفتح النار ليقتل الاثنين ويصيب اثنين آخرين قبل ان تصعد روحه الى بارئها ويصبح هو ايضا اول شهداء الشهر الكريم. واعلنت كتائب عز الدين القسام الجناح العسكرى لحركة حماس مسئوليتها عن العملية وقالت انها تجىء انتقاما لشهداء رفح وخان يونس ونابلس. فى الوقت نفسه قالت الولايات المتحدة انها ستواصل مساعيها من أجل التوصل لاتفاق سلام بين الفلسطينيين والاسرائيليين.. لكن الدبلوماسيين اكدوا ان حالة الاضطراب السياسى فى اسرائيل ستؤجل اية جهود سلام حقيقية لحين اجراء الانتخابات المبكرة أى حتى فبراير المقبل على اقرب تقدير.

وقالت حركة المقاومة الاسلامية «حماس» فى بيان ان احد افراد جناحها العسكرى وهو الفدائى اسماعيل عاشور بريف ٢٥ عاماء من سكان حى الأمل فى خان يونس تسلل الى مستوطنة رفح يام فى جنوب قطاع غزة وقتل اثنين من المستوطنين وأصاب اثنين آخرين بجراح ثم دخل فى اشتباك مع قوات الأمن الاسرائيلية هناك حيث فاضت روحه.

وافاد البيان ان العملية تجىء انتقاما لشهداء الفلسطينيين الذين يتساقطون كل يوم فى المجازر الاسرائيلية. وقال التليفزيون الاسرائيلى ان المستوطنة كانت قد تلقت تحذيرات شديدة باحتمال تنفيذ عملية فدائية وان تحقيقات تجرى لمعرفة كيف نجح الفدائى الفلسطينى فى تنفيذ عمليته.

وقال افى بازنر المتحدث باسم الحكومة الاسرائيلية الهجوم يكشف عما وصفه بجهود مكثفة تقوم بها منظمات فلسطينية لزعزعة استقرار اسرائيل قبل الانتخابات التشريعية المقبلة. واتهم السلطة الفلسطينية بانها لا تحرك ساكنا لوقف هذه العمليات مشيرا الى ان المعلومات تفيد ان هذه العملية ليست سوى واحدة من سلسلة هجمات يمكن ان تحصل فى الأيام القليلة المقبلة.

كما اطلق مسلحون فلسطينيون ثلاث قذائف هاون باتجاه مستوطنة جوش قطيف فى قطاع غزة لكن لم ترد انباء عن اصابات. وقال راديو اسرائيل ان مسلحين فلسطينيين اطلقوا النار باتجاه موقع عسكرى اسرائيلى فى غزة. وقد أعلنت سلطات الاحتلال الاسرائيلى انها منعت ليلة امس الأول كارثة كان من الممكن ان تقع فى مفترق آل عال بالقرب من مطار بن جوريون الدولى بعد ان القت قوات الأمن القبض على ثلاثة أشخاص يشتبه انهم كانوا ينوون تنفيذ عملية فدائية فى المكان وجاء القبض على الثلاثة بعد تلقى الأجهزة الأمنية تحذيرات حول نوايا تنفيذ عملية فى تلك المناطق.

وفى واشنطن قال ريتشارد باوتشر المتحدث باسم وزارة الخارجية الامريكية ان الادارة الامريكية ستواصل العمل من اجل التوصل لتسوية بين الجانبين الفلسطينى والاسرائيلى. واضاف «سنواصل العمل ولدى كل من الجانبين واجبات ومسئوليات فيها دون الاعتماد على حكومة بعينها. ان الحاجة لتحرك الأطراف الى الأمام والرغبة فى تحقيق ذلك لاتزال قائمة وكذلك اهمية المضى قدما فى هذا الاتجاه ولذا فان واشنطن ستواصل السعى حثيثا لتحقيق ذلك بقدر ما تستطيع». ورفض باوتشر التكهن بشكل الحكومة الاسرائيلية الجديدة واكتفى بالقول «ما نعلمه هو انه يتعين ان نواصل العمل خلال الشهور القادمة». لكن مسئولين فلسطينيين ومن الاتحاد الأوروبى

الاضطراب التى... الاوسط فى الوق... المتحدة بضرب... الاتحاد الأوروبى... جهود سلام... السياسية الا... ستجعل فرص... ومن المقرر... الاسرائيلى ان... الانتخابات ال... يوم ٢٨ يناير... عمليات اقتر... لاختيار مر... الوزراء. وتجر... نوفمبر فى ح... الليكود. لكن... الوزراء الأس... على زعامة... المسرح السي... امام ايهود... فى انتخابا... ادى اليمين... حكومة شبا... تعيين نتنيا... فى حديث... مع شارون... تدعو لقـ... الصدامة... اصلاحات... «يمكن ان... ٢٠٠٣ لن... الفلسطينيا... سياسية... ان ينتهوا... بعد ذلك نـ... وجذرت... الشعب الـ... فى الانتـ... انتصارا... على شعـ... ليضع حـ...

فى محاولة للاجابة على هذا السؤال

كيف تحركت الدبلوماسية التونسية تجاه القضايا العربية؟

دعم الشعب الفلسطينى لاستعادة حقوقة وارضة واقامة دولته المستقلة

«توقفت تونس خلال سنوات التغيير بقيادة الرئيس زين العابدين بن على الى ان تجعل من نجاحات سياستها الداخلية رافدا من روافد نجاح سياستها الخارجية.

وبقدر الاعتزاز بالمكاسب والانجازات على الصعيد الداخلى والعزم على اثرائها فى المرحلة القادمة بفضل البرنامج المستقبلى الذى وضعه الرئيس بن على منذ شهر اكتوبر ١٩٩٩ موضع التنفيذ، اصبحت تونس تحظى بمنزلة محترمة فى محيطها المغاربى والعربى والافريقى وفى الفضاء المتوسطى والدولى. لقد استندت توجهات تونس الخارجية الى ثوابت ومبادىء واضحة عمادها الحفاظ على مصالحها الحيوية وحرية قرارها الوطنى وتكريس ابعادها المغاربية والعربية والافريقية والاسلامية ونصرة قضايا الحق والعدل والاسهام الفاعل فى ارساء نمط جديد للعلاقات الدولية مرتكز على السلم والامن والاستقرار والتنمية المتضامنة والشراكة المتكافئة.»

الرئيس بن على خلال رئاسته لوفد تونس فى القمة العربية بعمان

تونس مراسل «الاخبار»:

نشطت دبلوماسية عهد السابع من

بن على يهنىء الأمة الاسلامية بحلول شهر رمضان:



رأى عربى

فى تصريحات مقززة قال الارهابى بنيامين بن اليعازر وزير الدفاع الاسرائيلى «المستقيل» لقد كنت الطباخ وبيريز النادل -الجرسون- وشارون يتناول الطعام فقط». هكذا وصف نفسه داخل حكومة شارون التى يجرى تجديدها الآن، باعضاء جدد اكثر ارهابا وتطرفا وسفكا للدماء من اليعازر. ماقاله هذا الارهابى الذى يتزعم حزب العمل الاسرائيلى.. يؤكد انه كان خادما امينا لشارون رغم اختلاف التوجه السياسى «الظاهرى» بينهما، لم يكذب هذا الارهابى الذى شهد عهده كوزير للدفاع «طبخات» تلذذ السفاح الكبير شارون فى الاستمتاع بتناولها!! اذن هو الذى طبخ وأعد جريمة ومذبحة جنين التى اشتهاها شارون، وهو الذى خطط للجرائم التى سبقتها وتلتها حتى يوم خروجه من السلطة فى الاسبوع الماضى. ان الارهابى اليعازر يحاول الآن ان يرتدى قناع السلام، وقد قال بكل بذاءة. كما اشار موقع صحيفة «يديعوت احرونوت» علي شبكة الانترنت «ان الجيش الاسرائيلي قد حسم المعركة ضد- ما أسماه- الارهاب الفلسطيني»

اننا سنسمع ونشهد العجب بعد تشكيل حكومة شارون الارهابية الجديدة، فقادة حزب العمل سيمارسون كعادتهم عملية «النصب» علي الجميع وهم في قرارة أنفسهم يتمنون الخير لشارون وزبانيته، وايا كان امر من هو داخل او خارج السلطة الاسرائيلية فالانتفاضة التي يسميها البذيء اليعازر بالارهاب الفلسطيني ستزداد نضجا وثباتا رغم انف كل حكام الدولة الصهيونية النازية.

البيان الاماراتية

عاهل المغرب: الاستفتاء حول الصحراء فكرة «تجاوزها الزمن»

الرباط - أ ف ب:

اعتبر العاهل المغربى الملك محمد السادس ان فكرة تنظيم استفتاء لتقرير مصير الصحراء الغربية «تجاوزها الزمن». وقال فى كلمة بمناسبة الذكرى الـ٢٧ لانتهاء الاستعمار الاسبانى للصحراء وضمها إلى المغرب، ان «الأسرة الدولية أصبحت أكثر تأييدا لحل سياسى فى إطار سيادة المغرب». وأضاف ان موقف الأسرة الدولية هذا يجعل خطة تنظيم استفتاء حسب خطط الأمم المتحدة «تجاوزها الزمن».

...يلات على ورقة العمل الامريكية ...نطقة الشرق الأوسط وذلك خلال ... والامنية على مستوى الممثلين ...ى اوروبى ان سفير الدنمارك فى ...نه التعديلات الى المبعوث الامريكى ...يرنز. واضاف المصدر الدبلوماسى ...ن خلال هذه التعديلات الى تحقيق ...ن اجل تحقيق هدف مشترك وهو ...ى المنطقة منوها بأن هذه التعديلات ...فريق العمل الرباعى الدولى فى عمان ...على مستوى الخبراء والمبعوثين.

...ن

...لدم

...ة الشرق ...يه الولايات ...وماسى من ... التطورات اية ...بات.. المعارك ...زاب وداخلها ...عيلة الآن».. ...ى الكنيست ...ت - موعد ... ان يكون ذلك ... الانتخابات ...عمل والليكود ...ابات رئاسة ... العمل يوم ١٩ ...بعد انتخابات ... عاما» رئيس ...سة شارون ... نتنياهو الى ... بعد هزيمته ...عمل السابق ... ١٩٩٩ بعدما ...لخارجية فى ...كنيست على ...وقال نتنياهو ...ئيلى انه بحث ...مريكية التى ...ة بعد توقف ... الفلسطينية ...ومضى يقول ...بانتهاء عام ...نظمة التحرير ...يست مشكلة ...ليهم ببساطة ...لى الارهاب.. ... السياسية». ...طانية من ان ...خاسر الاكبر ...قق شارون ...ت انه يتعين ...ه الانتخابات ...ره ويبدأ من ...قيق السلام ...عانت منها

والدة الشهيد خالد صوالحى تحمل صورته داخل منزل الاسرة فى مخيم بلاطة للاجئين بعدما فجر نفسه فى مركز تسوق فى كفر سابا ليقتل اثنين من الإسرائيليين ويصيب ١٥ على الأقل. «صورة للأخبار من رويترز»

عرفات: لا أحد يستطيع إبعادى عن وطنى

رام الله - أ ش أ:

أكد الرئيس الفلسطينى ياسر عرفات انه لا أحد يستطيع أن يبعده عن وطنه «فلسطين». وقال الرئيس عرفات رداً على الحديث عن ابعاده من قبل بنيامين نتنياهو «لا أحد يستطيع ان يبعدنى عن وطنى، ويجب ان يتذكروا أننى وصلت عنا عدة مرات سرا». وأضاف عرفات للصحفيين أمس فى رام الله، عقب استقباله وفدا دينيا من بطريركية الروم الارثوذكس فى القدس برئاسة المطران اسيخويوس فى هذا الشهر الكريم، نحن نرجو امتنا العربية كلها وكل الاحرار والشرفاء فى العالم، أن يقفوا مع الشعب الفلسطينى أمام هذا التصعيد العسكرى الاسرائيلى، وأمام هذه الجرائم التى ترتكب يوميا من قتل وتدمير [illegible] للأراضى والمزروعات حتى منع المزارعون من قطف ثمار الزيتون، إلى جانب الاعتقالات والقتل والنسف [illegible] أموالنا [illegible] وعشرين شهرا «٢ مليار دولار





03 DEC 30 7:21

{As published on Page 29 of Al Ahram Newspaper, 29 January 2003}

Balance Sheet on 31 December 2002

		31 December 2002 (LE)	31 December 2001 (LE)
Assets:			
Cash & Balances held by the Central Bank of Egypt	(4)	2,050,646,687	1,829,541,631
Balances held by Banks	(5)	2,900,663,453	2,347,924,596
State Treasury Bonds & other due Governmental Securities discountable by the Central Bank of Egypt	(6)	1,321,619,578	808,178,893
Financial Investment for Trading Purposes	(7)	92,364,162	103,356,329
Financial Investment Available for Sale	(8)	1,874,050,279	1,807,995,297
Loans Given for Customers & Banks (after Deducting the Provision)	(9,10)	10,918,716,694	11,107,163,882
Financial Investments kept until Maturity Date	(11)	215,000	215,000
Financial Investments in Subsidiary Companies & Companies with Joint Interest	(12)	45,500,000	35,500,000
Debit Balances and other Assets	(14)	339,711,728	377,984,790
Fixed Assets (after deducting Accumulated Depreciation Provision)	(15)	215,177,023	183,625,907
Total Assets		19,758,664,604	18,601,486,325
Liabilities & Shareholders' Equities:			
Liabilities:			
Balances Owed to Banks	(16)	327,970,558	285,116,282
Customers' Deposits	(17)	15,814,751,792	13,993,784,611
Credit Balances & other Liabilities	(18)	322,128,872	407,086,023
Dividend Creditors			289,952,260
Bonds	(19)	300,000,000	600,000,000
Long-Term Loans	(20)	325,995,181	768,040,761
Other Provisions	(21)	711,601,443	682,175,780
Total Liabilities		17,802,447,846	17,026,155,717
Shareholders' Equities:			
Paid-up Capital		650,000,000	650,000,000
Provisions		925,330,608	925,330,608
Total Shareholders' Equities	(22)	1,575,330,608	1,575,330,608
Year Net Profit		380,886,150	
Total Shareholders' Equities & Year Profits		1,956,216,758	1,575,330,608
Total Liabilities & Shareholders' Equities		19,758,664,604	18,601,486,325
Incidental Liabilities & Commitments			
Liabilities against Letters of Guarantee & Letters of Credit, and other Commitments	(23)	4,541,025,450	4,998,731,497



The accompanying Explanatory Notes are supplementary to the Financial Statements and are to be read together with them (the Report of the two Auditors is attached herewith).

Sahar Mohamed El Sallab
Managing Director

Mohamed Ashmawy
Deputy of the Chairman of the Board of Directors & Managing Director

Hisham Ezz El Arab
Chairman of the Board of Directors & Managing Director



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Income Statement for the Fiscal Year Ending 31 December 2002

	Explanatory Note No.	31 December 2002 (LE)	31 December 2001 (LE)
Interest of Loans & Deposits with Banks		1,194,845,580	1,174,450,276
Interest of Bonds & Public Treasury Debentures		195,688,645	188,971,951
Minus:			
Deposits & Loan Costs		(883,357,254)	(925,337,228)
Net Interest		507,176,971	438,084,999
Banking Fees & Commissions		252,177,985	214,265,582
Dividends & Investment Documents		11,461,879	11,647,406
Profits from Foreign Currency Operations	(25)	60,034,917	161,812,403
Profits from Selling Financial Investment		17,838,672	29,708,491
Differences from Evaluating Financial Investments for Trading Purposes		15,089,665	0
Revenues from other Operations		67,092,618	37,525,325
Total Bank Fees & Commissions		423,695,736	454,959,207
Net Business Income		930,872,707	893,044,206
Minus:			
Provisions		(282,444,894)	(276,334,948)
Difference from Evaluating other Financial Investments	(24)	(36,021,333)	0
General & Administrative Expenses, Wear & Tear and Appreciation.		203,615,713)(	(189,455,321)
Other Expenses		(27,904,617)	(25,646,849)
		(549,986,557)	(491,437,118)
Business Net Profits (Losses)		380,886,150	401,607,088
Business Unrelated Profits		0	151,698
Year Net profit		380,886,150	401,758,786
Year Net Profits per Share	(26)	5.19	5.47

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Cash Flow Statement for the Fiscal Year Ending 31 December 2002

	31 December 2002 (LE)	31 December 2001 (LE)
Cash Flows from Operating Business		
Profits (Losses) before Deducting Taxes	380,886,150	401,758,786
Adjustments for effecting Settlements of Net Profits (losses) with Cash Flow from Operating Business		
Depreciation	34,211,993	24,713,945
Provisions (accumulated during the Fiscal Year)	282,444,894	276,334,948
Differences from Evaluating Financial Investments for Trading Purposes	(15,089,664)	-
Differences from Evaluating other Financial Investments	36,021,333	-
The amount of the Depreciation Provision (except for Loan Provision)	(10,660,185)	(21,493,651)
Differences from Evaluating Provisions (other than Loan Provision)	731,732	22,694,341
Profits from selling Fixed Assets	-	(151,698)
Profits from selling Financial Investments	(17,838,672)	(24,125,077)
Paid-up Income Taxes	(15,000,000)	-
Differences from Re-evaluation of Long Term Loans in Foreign Currency	4,459,754	185,375,190
Profits (losses) from operating before Changes in Assets & Liabilities used in Operating Business	680,167,335	865,106,784
Net Decrease (Increase) in Assets		
Deposits held by Banks	(505,357,462)	(387,066,398)
State Treasury Bonds & other due Governmental Securities	(289,819,679)	(420,570,988)
Financial Investment for Trading Purposes	24,855,812	23,117,631)(
Financial Investment Available for Sale	(80,543,724)	(291,606,359)
Loans Granted for Customers & Banks	(109,291,337)	(1,004,776,575)
Debit Balances & other Assets	123,287,684	(174,695,760)
Net Decrease (Increase) in Liabilities		
Balances owed to Banks	42,854,276	108,173,096
Customers' Deposits	1,820,967,181	2,618,634,216
Debit Balances & other Liabilities	(84,957,151)	(308,336,290)
Net Cash Flows resulting from Operating Business	1,622,162,935	981,744,095
Cash Flow from Investment Business		
Purchases of Investments in Subsidiary Companies & Companies with Joint Interest	(8,000,000)	(14,000,000)
Payments for Purchasing fixing Assets/Branches & Equipping those Branches	(85,597,883)	(45,081,073)
Proceeds from Selling Fixed Assets	-	151,698
Net Cash Flows used in Investment Business	(93,597,883)	(58,929,375)
Cash Flow from Financing Business		
Decrease (Increase) in Bonds	(300,000,000)	-
Decrease (Increase) in Long Term Loans	(446,505,335)	(814,205,104)
Paid-up Dividends	(289,952,260)	(288,024,265)

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Net Cash Flow used in Financing Business	(1,036,457,595)	(1,102,229,369)
Net Change in Cash & Liquid Assets during the year	492,107,457	(179,414,649)
Cash & Liquid Balance at the Beginning of the Year	2,043,509,011	2,222,923,660
Cash & Liquid Balance at the End of the Year	2,535,616,468	2,043,509,011
Cash & Liquid are represented in the following:		
Cash & Balances held by the Central Bank of Egypt	2,050,646,687	1,829,541,631
Balances held by Banks	2,900,663,453	2,347,924,596
State Treasury Bonds & other deductible Governmental Securities Held by the Central Bank of Egypt	1,321,619,578	808,178,893
Deposits held with Banks	(2,837,620,147)	(2,332,262,685)
Three-month term State Treasury Bonds	(899,693,103)	(609,873,424)
Total of Cash & Liquid Assets	2,535,616,468	2,043,509,011

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Statement of the Changes in the Shareholders' Equities for the Fiscal Year Ending 31 December 2002

2001	Capital LE	Legal Reserve LE	General Provision LE	Special Provision LE	Year Profits LE	Total LE
Balance at the Beginning of the Year	650,000,000	288,631,627	362,182,552	162,709,903	-	1,463,524,082
Year Net Profits	-	-	-	-	401,758,786	401,758,786
Transferred into Provisions		20,087,939	91,718,587		(111,806,526)	-
Dividends	-	-	-	-	(289,952,260)	(289,952,260)
Balance at the End of the Year	650,000,000	308,719,566	453,901,139	162,709,903	-	1,575,330,608

2002	Capital LE	Legal Reserve LE	General Provision LE	Special Provision LE	Year Profits LE	Total LE
Balance at the Beginning of the Year	650,000,000	308,719,566	453,901,139	162,709,903	-	1,575,330,608
Current Year Net Profit	-	-	-	-	380,886,150	380,886,150
Balance at the End of the Year	650,000,000	308,719,566	453,901,139	162,709,903	380,886,150	1,956,216,758

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Statement of Recommended Dividends for the Profits of the Fiscal Year Ending 31 December 2002

	2002 (LE)	2001 (LE)
Year Net Profit	380,886,150	401,758,786
Total Dividends	380,886,150	401,758,786
Distributed as Follows:		
Legal Reserve	16,280,434	20,087,939
Shareholders' Dividends - First Issue	32,500,000	32,500,000
Share of the Bank Employees	37,088,615	40,175,879
Cash Share for the Cooperative Society for Construction & Housing for the Bank Employees	1,000,000	-
Remuneration of the Members of the Board of Directors	5,713,292	6,026,382
Shareholders' Dividends - Second Issue	162,500,000	211,250,000
General Provision	125,803,809	91,718,586
Total	380,886,150	401,758,786

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E.

Explanatory Notes Supplementing the Financial Statements for the Fiscal Year ending 31 December 2002.

1. Business

The Commercial International Bank (Egypt) S.A.E. was established on 7 August 1975 as a commercial bank under the Investment Act, together with its Executive Regulations. The Bank provides all banking services related to its business through its Head Office in Giza City, as well as 37 branches and 44 banking units.

2. The Most Important Applicable Accounting Policies

(a) The Applicable Principles for Preparing the Financial Statements:

- The financial statements were prepared according to the Egyptian accounting standards in conformity with international accounting standards and the applicable local laws and regulations.

- The Bank, at the time of preparing the financial statements, changed the classification and valuation policy of the financial investments to conform with the International Accounting Standard No. 39 in relation to measuring and recognizing the financial instruments.

The changes in the reclassification of the financial investments took place in relation to four items: financial investments for trading purposes, financial investments available for sale, financial investments held until maturity date and financial investments concerning subsidiary companies and companies with joint interest. The evaluation took place as set forth in Explanatory Note No. 2 in relation to items (e, f, g & h), instead of being classified as investments with the purpose of trading and investments with the purpose of keeping. The first type was valued on the basis of cost or market value/calculated value, whichever is less, for each homogenous group of investments. The second group was valued on the basis of cost, after reducing its value in the event a permanent drop took place. This resulted in a debit balance of valuation differences amounting to LE20,931,668, as listed in the Income Statement, after using the balance of the provision for investments with the purpose of trading, amounting to LE11,091,662 as at 31 December 2002, which was enhanced by LE6,000,000 during year 2002.

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(b) **Transactions in Foreign Currency**

The accounts of the Bank are held in Egyptian Pounds and the transactions run in other currencies during the fiscal year were recorded on the basis of the foreign currency rates, as at the date(s) of carrying out such transactions. The balances of those assets and liabilities with a liquid nature were then re-evaluated in other currencies at the end of the fiscal year, on the basis of the applicable foreign currency rates at such date. The differences resulting from such re-evaluation were recorded in the Income Statements as profit (or loss) from foreign currency transactions.

- The outstanding foreign currency Futures were evaluated at the end of the fiscal year on the basis of the fair market value on such date using the foreign currency Future rates for the periods remaining until the due dates relevant to such Futures. The valuation differences were listed in the Income Statement as profit (or loss) from foreign currency transactions.

- The foreign currency Swaps were recorded on the commitment date under the item "Incidental Liabilities & Commitments". The difference between the equivalent values of the two sides of the foreign currency Swaps under "Debit Balances & Other Assets, and "Credit Balances & Other liabilities", on the basis that they were considered as unrealized profits/losses at the commitment date of the foreign currency swap. The said balances, as well as the profits and losses resulting from executing the foreign currency Swaps, were amortized and listed in the Income Statement as profit (or loss) from foreign currency transactions.

- The paid premiums for the foreign currency Options were recorded under the item "Debit Balances & Other Assets" and the balance of the premiums was then settled when listed in the Income Statement in light of the results of the valuation of the foreign currency Options at the fair market value as profit (or loss) from foreign currency transactions.

  As for the purchased Options for covering those Options sold to the customers, with the purpose of closing the risk related to the nature of their business activity, the difference between the paid premium in relation to the purchased option and the premium collected from the sold option at the date on which such option was created, was listed under "Credit Balances & Other liabilities", and then such difference was settled in the Income Statement as profit (or loss) from foreign currency transactions on an accrual basis.

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(c) **Realized Revenue**

Revenues were recorded on an accrual basis, except for the interest resulting from irregular loans, the resulting revenues of which ceased to be recorded when there was a suspicion that such interest or principle amount of the debt would not be collected. The revenues generated from shares and investment bonds were recorded when payment of the dividends or coupons was announced.

(d) **State Treasury Bonds**

The State Treasury Bonds were recorded at a nominal value and the issuance deductions were recorded under the item "Credit Balances & Other Liabilities". The State Treasury Bonds appeared on the Balance Sheet with the net value after offsetting the issuance deductions.

(e) **Evaluation of Financial Investments for Trading Purposes**

- Financial investments for trading purposes, including those of the financial investment portfolios managed by others, were evaluated at the end of the fiscal year at the fair market value and the valuation differences were recorded in the Income Statement.

- Financial investments for trading purposes that had lost one of the conditions stipulated for its classification as securities for trading purposes, were evaluated according to the book value after deducting such amount resulting from devaluation, pursuant to a comprehensive objective study of the latest financial statements of the company issuing such security. The valuation difference was recorded in the Income Statement.

(f) **Evaluation of Financial Investments Available for Sale**

Financial investments available for sale were evaluated on the basis of cost or fair market value, whichever was less, in relation to each investment separately. The differences were listed in the Income Statement under valuation differences of other financial investments. In the event of an increase, they were added to the aforementioned balance within the limits of such balance that was already listed in the Income Statement resulting from previous fiscal periods.

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(g) **Evaluation of Financial Investments held until Maturity Date**

The bonds purchased from a first issuance were evaluated on the basis of the adjusted cost representing the nominal value plus the issuance premium or by offsetting the issuance deduction, as the case may be. The issuance premium/issuance deduction was amortized on a fixed installment ratio. Such amortization was recorded under the revenue generated from State Treasury Bonds and those bonds listed in the Income Statement.

The same method was also applicable in relation to the bonds purchased from the Stock Exchange at a value more or less than the nominal value, after reducing the cost with the amount of the revenues resulting from a period prior to the purchase date.

In the event that the market value deteriorated and became less than the book value per bond, the book value was adjusted and listed in the Income Statement under valuation differences of other financial statements. However, if there was an increase in the fair market value, then it was added to the Income Statement of the same bank, within the limits of what has already been recorded therein for previous fiscal periods.

The foreign currency bond book value was adjusted as a result of such evaluation as per the current exchange rate on the valuation date. The valuation differences were then listed in the Income Statement as profit (or loss) from foreign currency transactions.

(h) **Financial Investments Concerning Subsidiary Companies & Companies with a Joint Interest**

The financial investments concerning subsidiary companies and companies with joint interest were evaluated on a cost basis. In the event the fair market value deteriorated to less than the book value, then the book value was then adjusted accordingly for each investment separately and the difference was listed under valuation differences of other financial investments. However, when the market value increased, the difference was added to the said item within the limit of what was accrued and listed in the Income Statements for previous fiscal years.

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(i) **Evaluation of the Assets, the Ownership of which was Transferred to the Bank to Offset the Debts of Some Customers**

Those assets – the ownership of which was transferred to the Bank – were listed in the Balance Sheet under the item "Debit Balances & Other Assets" at the value when such transfer took place. When the fair market value of such assets decreased below the transfer value on the date of preparing the Balance Sheet, then the resulting differences were accrued and listed in the Income Statement. However, in those cases where there was an increase in the market, the difference was added and listed in the Income Statement, within the limits of what was accrued and deducted from the Income Statements of previous fiscal years.

(j) **Provision for Incidental Loans & Liabilities**

This provision was made to cover specific incidental loans and liabilities, in addition to a percentage to cover general risk calculated on the total of the other incidental loans and liabilities, after offsetting the balances covered by bank deposits and guarantees issued from external banks with a credit blanket in light of the management experience and the detailed periodical studies of the balances of the incidental loans and liabilities.

- The loans were written off if the result of taking actions would have inevitably been useless to collect same and deducted or added from the provision if they were written off and then later collected.

(k) **Incidental Liabilities & Commitments**

The incidental liabilities that the Bank became a party to, in addition to the commitments related to foreign currency Futures, Swaps and arbitrage, as well as other commitments that were beyond the Balance Sheet, were listed under an item called "Incidental Liabilities & Commitments" on the grounds that they did not represent actual assets or liabilities on the date of the Balance Sheet.

(l) **Cash & Liquid Assets**

For the purposes of preparing the Cash Flow Statement, the item called "Cash & Liquid Assets" included cash balances, balances held by the Central Bank of Egypt, current account balances held by other banks and the balances of the State Treasury Bonds that were due within three months after possession.

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(m) **Depreciation & Amortization**

- The fixed assets were depreciated on a fixed straight installment ratio by using appropriate depreciation ratios that were determined on the basis of the life expectancy of each asset.

- The enhancement and renewal expenses in relation to the rented premises of the Bank branches, were amortized on the life expectancy or lease term, whichever was the least.

(n) **Taxes**

- The taxes payable by the Bank were calculated pursuant to the applicable and valid laws, regulations and instructions related thereto.

- The tax liability provision was created after carrying out the required study within the light of a detailed study of tax claims.

3. Financial Instruments and Risk Management Related thereto

3-1 Financial Instruments

(a) The financial instruments of the Bank were represented in the financial assets and liabilities, including cash balances, current accounts, deposits held by other banks, financial investments, bank loans granted to customers and other banks, as well as financial liabilities including customers' deposits and other banks' deposits. The financial instruments also included the rights and obligations listed under the item called "Incidental Liabilities & Commitments".

The Explanatory Note No. 2 supplementary to the financial statements, included the accounting policies adopted in relation to the basis of bookkeeping and measuring the most important financial instruments and the revenues and expenses related thereto.

(b) **Fair Market Value for Financial Instruments**

According to the evaluation principles adopted in assessing the assets and liabilities of the Bank, as stipulated in the Explanatory Notes supplementary to the financial statements, the fair market value of the financial instruments did not differ from the book value as at the date of

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the Balance Sheet. As for the financial investments – except for those acquired for trading purposes – the Explanatory Notes (8, 11 & 12) indicate the fair market value of such financial investments as at the date of the Balance Sheet.

(c) **Futures**

According to the instructions of the Central Bank of Egypt, the Bank may not enter in Futures, unless within the limits necessary to cover its requirements of foreign currency or those requirements of the Bank's customers to face their foreign currency obligations resulting from their dealings through the Bank, all of which were short-term deposits.

3-2 Risk Management of Financial Instruments

(a) **Interest Rate Risk**

Most of the financial instruments were subject to fluctuation as a result of changes in the interest rates related thereto. The Bank intended to take a number of actions to reduce the effects of such risk to a minimum, such as:

- To correlate the interest rate applicable to borrowing with the interest rate applicable to lending.

- Using the debit interest rates in relation to the various currencies as a guide to determine the interest rate.

- Observing that the due dates of the financial assets were matched with the due dates of the financial liabilities.

The Explanatory Notes supplementary to the financial statements under Nos. 27 and 28 indicate the due dates of the financial assets and liabilities as well as the average interest rates that were applicable during the fiscal year in relation to such financial assets and liabilities.

(b) **Credit Risk**

The loans of the customers and banks, together with financial investments in the form of bonds, as well as the balances of current accounts, deposits held by other banks and rights and obligations of others, were deemed as financial assets exposed to credit risk,

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represented in the inability of such parties to partially or totally pay the amounts they owed to the Bank on the due dates.

The Bank adopted a number of actions to reduce the credit risk to a minimum:

- preparing credit studies about the customers and banks before dealing with them and ascertaining the credit risk ratios related thereto.

- Obtaining sufficient securities to reduce the amount of risk that could result in the event of the insolvency of those customers or banks.

- Running periodical follow-up and studies of the customers and banks with the purpose of assessing their financial and credit positions, as well as assessing the provisions required to cover irregular debts and balances.

- Distributing the portfolio of loans and balances of other banks on various sectors to avoid concentrated risks.

The Explanatory Note No. 30 indicates the distribution of the portfolio of loans on various sectors.

(c) **The Fluctuation Risk of Foreign Currency Rates**

The nature of the Bank requires dealing in a number of foreign currencies, a matter which may expose the Bank to a fluctuation risk of foreign currency rates. In order to reduce such risk to a minimum, the Bank observed maintaining a balance in the positions of the foreign currencies, in accordance with the instructions issued by the Central Bank of Egypt in this concern.

The Explanatory Note No. 31 indicates the most important positions existing at the date of the Balance Sheet.

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(4) Cash & Balances Held by Banks:

	31 December 2002 (LE)	31 December 2001 (LE)
Cash Fund	379,554,422	357,029,739
Balances held by the Central Bank of Egypt pursuant to the Legal Reserve Percentage	1,671,092,265	1,472,511,892
Total of Cash & Balances held by the Central Bank of Egypt	2,050,646,687	1,829,541,631

(5) Balances Held by Banks:

	31 December 2002 (LE)	31 December 2001 (LE)
(a) Central Bank of Egypt:		
Time Deposits	325,331,260	578,671,389
Total Balances held by the Central Bank of Egypt	325,331,260	578,671,389
(b) Local Banks:		
Current Accounts	5,136,346	4,470,301
Time Deposits	900,120,070	775,895,721
Total Balances held by Local Banks	905,256,416	780,366,022
(c) External Banks:		
Current Accounts	57,906,959	11,191,610
Time Deposits	1,612,168,818	977,695,575
Total Balances held by External Banks	1,670,075,777	988,887,185
Total Balances held by Banks	2,900,663,453	2,347,924,596

(6) State Treasury Bonds & Other Discountable Governmental Papers held by the Central Bank of Egypt:

	31 December 2002 (LE)	31 December 2001 (LE)
State Treasury Bonds for a Term of 91 days	425,000,000	200,000,000
Treasury Bonds for a Term of 182 days	920,000,000	620,000,000
	1,345,000,000	820,000,000
Interest Yet Undue	(23,380,422)	(11,821,107)
	1,321,619,578	808,178,893

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(7) Financial Investments for Trading Purposes:

	31 December 2002 (LE)	31 December 2001 (LE)
Financial Investments Portfolio Managed by Others	92,364,162	103,356,329
Total Financial Investments for Trading Purposes	92,364,162	103,356,329
The Financial Investments for Trading Purposes were represented in:		
Financial Investments listed on the Stock Exchange	92,364,162	103,356,329
Financial Investments unlisted on the Stock Exchange	-	-
	92,364,162	103,356,329

(8) Financial Investments Available for Sale

	31 December 2002 (LE)	31 December 2001 (LE)
(a) Financial Investments in Shares:		
Shares in Banks	7,753,417	8,610,740
Shares in Companies	460,969,359	370,272,263
(b) Financial Investments in Bonds:		
Governmental Bonds	661,349,577	860,063,077
Bank Bonds	129,243,526	122,012,062
Companies' Bonds	614,734,400	447,037,155
	1,874,050,279	1,807,995,297
The Financial Investments Available for Sale are represented in:		
Financial Investments Listed on the Stock Exchange	1,413,797,293	1,256,189,484
Financial Investments Unlisted on the Stock Exchange	460,252,986	551,805,813
	1,874,050,279	1,807,995,297

- The fair market value of the Financial Investments available for sale and listed on the Stock Exchange Market amounted to LE1,524,660,638 as at 31 December 2002, against LE1,372,120,663 as at 31 December 2001.

- The Financial Investments available for sale included Securities lent to UBS Werberg amounted to US$23 million as at 31 December 2002, with a maturity date of 27 May 2003.

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(9) Loans Given to Customers & Banks

	31 December 2002 (LE)	31 December 2001 (LE)
Discounted Commercial Bills	205,928,599	147,409,060
Loans Given to Customers	10,805,963,751	11,258,351,982
Loans Given to Banks	404,539,051	281,929,340
	11,416,431,401	11,687,690,382
Ungained Discounts for Commercial Bills	(6,136,668)	
Loan Provisions	(454,285,611)	(521,020,704)
Set-Off Interest	(37,292,428)	59,505,796)
Net Loans & Debts	10,918,716,694	11,107,163,882

(10) Loan Provisions (Regular/Irregular) (Egyptian Pounds)

	31 December 2002			31 December 2001		
	Specific	General	Total	Specific	General	Total
Provision Balance at the Beginning of Year	284,754,000	236,266,704	521,02,704	187,327,000	325,643,340	512,970,340
Accumulated During the Year	181,419,691	51,138,989	{unclear}	187,021,981	23,596,373	210,618,354
Collected Written-off Debts	19,347,051	-	{unclear}	4,000	-	4,000
Transferred from General to Specific	-	-	-	161,934,934	(161,934,934)	-
Differences from Re-evaluating the Provision Balances						
In Foreign Currencies	-	1,792,180	1,792,180	-	48,961,925	48,961,925
	485,520,742	289,197,873	{unclear}	536,287915	236,266,704	772,554,619
Used Portion of the Provision During Year	(320,433,004)	-	{unclear}	(251,533,915)	-	(251,533,915)
Balance of Provision at End of Year	165,087,738	289,197,873	{unclear}	284,754,000	236,266,704	521,020,704

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(11) **Financial Investments for Kept until Maturity Date**

	31 December 2002 (LE)	31 December 2001 (LE)
Housing Bonds with a Maturity in December 2019	215,000	215,000
The Financial Investments Kept until the Maturity Date, are as follows:		
Financial Investments Listed on the Stock Exchange	-	-
Financial Investments	215,000	215,000
Unlisted on the Stock Exchange	215,000	215,000

(12) **Financial Investments Concerning Subsidiary Companies & Companies with Joint Interest**

	31 December 2002		31 December 2001	
	LE	%	LE	%
Shares in the Capital of other Banks and Subsidiary Companies & Companies with Joint Interest				
Commercial International Company for Stock Exchange Brokerage	10,000,000	40	8,500,000	40
Flemings CI for Management of Investment Funds	1,500,000	30	1,500,000	30
Commercial International Company for Managing Portfolios (under liquidation)	-	-	1,500,000	40
Commercial International Insurance Company	24,000,000	40	24,000,000	40
Contact for Trading Vehicles	10,000,000	40	-	
	45,500,000		35,500,000	
Financial Investments in Subsidiary Companies are as follows:				
Financial Investments Listed on the Stock Exchange	10,000,000		8,500,000	
Financial Investments Unlisted on the Stock Exchange	35,500,000		27,000,000	
	45,500,000		35,500,000	

The fair market value of the financial in subsidiary companies listed on the Stock Exchange amounted to 10 million Egyptian Pounds as at 31 December 2002, as against 8.5 million Egyptian Pounds as at 31 December 2001.

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(13) Capital Commitments:

(A) Financial Investments:

The financial commitments that are not yet requested to be paid as at the date of the Balance Sheet, amounted to 52,076,944 Egyptian Pounds, as follows:

	Contribution	Paid Up	Yet Unpaid
1. Financial Investments Available for Sale	50,670,450	8,593,506	42,076,944
2. Investments in the Capital of Other Banks and Subsidiary Companies, and Companies with Joint Interest.			
3. Contact for Trading Vehicles	20,000,000	10,000,000	10,000,000
	70,670,450	18,593,506	52,076,944

(14) Debit Balances & Other Assets

	31 December 2002 (LE)	31 December 2001 (LE)
Accrued Revenues	108,711,046	132,175,162
Expenses Paid in Advance	10,966,635	13,472,293
Advance Payments under the Account of Purchasing Fixed Assets	55,808,170	35,973,394
Assets the Ownership of which were transferred to the Bank (after deducting the valuation differences amounting to 3 million Egyptian Pounds)		
Various Debit Balances	78,733,570	13,553,724
Total Debit Balances & other Assets	85,492,307	182,810,217
	339,711,728	377,984,790

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(15) Net Fixed Assets (after deducting accumulated depreciation)

	Lands	Buildings & Constructions	Integrated Automated Systems	Means of Transport	Fittings & Installations	Tools & Equipment	Furniture	Total
	LE	LE	LE	LE	LE	LE	LE	LE
Cost at the Beginning of the Year (3)	1,485,933	141,671,809	87,032,048	11,140,922	38,941,823	47,902,661	15,862,068	344,037,264
Additions During the Year	761,140	8,425,522	43,785,556	2,809,657	1,502,555	5,081,855	3,396,822	65,763,107
Cost at the End of the Year (1)	2,247,073	150,097,331	130,817,604	13,950,579	40,444,378	52,984,516	19,258,890	409,800,371
Accumulated Depreciation Balance at the Beginning of the Year (4)	-	32,835,526	50,186,297	9,036,626	30,692,272	28,405,709	9,254,927	160,411,357
General Depreciation	-	7,914,397	14,356,941	834,629	4,718,562	4,721,876	1,665,586	34,211,991
Accumulated Depreciation Balance at the End of the Year (2)	-	40,749,923	64,543,238	9,871,255	35,410,834	33,127,585	10,920,513	194,623,348
Net Assets at the End of the Year (1-2)	2,247,073	109,347,408	66,274,366	4,079,324	5,033,544	19,856,931	8,338,377	215,177,023
Net Assets at the Beginning of the Year (3-4)	1,485,933	108,836,283	36,845,751	2,104,296	8,249,551	19,496,952	6,607,141	183,625,907

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(16) Balances for Banks

	31 December 2002 (LE)	31 December 2001 (LE)
A. Central Bank of Egypt		
Current Accounts	3,513,273	3,121,902
Time Deposits	30,000,000	
	33,513,273	3,121,902
B. Local Banks		
Current Accounts	16,902,245	47,750,243
Time Deposits	163,839,105	30,080,997
Total Balances owed to Local Banks	180,741,350	77,831,240
C. Foreign Banks		
Current Accounts	113,715,935	112,400,630
Time Deposits	-	91,762,510
Total Balances owed to Foreign Banks	113,715,935	204,163,140
Total	327,970,558	285,116,282

(17) Customers' Deposits

	31 December 2002 (LE)	31 December 2001 (LE)
Call Deposits	3,349,731,632	2,242,189,376
Call Deposits with Notice	6,522,834,973	7,062,788,691
Savings Bonds & Deposits	2,311,494,906	1,257,764,200
Savings Deposits	2,802,530,754	2,307,006,643
Other Deposits	828,159,527	524,035,701
Total Customers' Deposits	15,814,751,792	13,993,784,611

(18) Credit Balances & Other Liabilities

	31 December 2002 (LE)	31 December 2001 (LE)
Accrued Interest	56,064,004	56,333,000
Accrued Expenses	9,361,769	8,514,912
Creditors	245,953,572	280,914,736
Various Credit Balances	10,749,527	61,323,375
Total Credit Balances & Other Liabilities	322,128,872	407,086,023

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(19) Bonds (after excluding the issuance discount/or adding the issuance premium)

The amount of the bonds issued by the Bank was 300 million Egyptian Pounds, divided into 300 thousand bonds, each with a nominal value of 1,000 Egyptian Pounds and with an interest rate of 10.25% per annum, payable at the maturity date of 10 May 2004.

(20) Long Term Loans

	Interest Rate	Due Date	Amount Due During the Next Year	Balance on 31 December 2001	Balance on 31 December 2002
European Investment Bank		December 2012		19,402,408	16,282,804
Sumitomo Bank Loan	LIBOR	June 2005	115,622,675	231,245,350	689,715,600
Loan from the Ministry of Agriculture for Supporting the Food Sector	3.5-5.5 according to the maturity date	3-5 Years	7,188,411	19,257,513	7,850,088
Loan from the Ministry of Agriculture for Supporting the Veterinary Sector	3.5-5.5 according to the maturity date	3-5 Years	828,000	1,004,200	463,914
Loan from the Ministry of Agriculture for supporting a Number of Sectors	3.5-5.5 according to the maturity date	3-5 Years	6,107,819	30,372,710	13,984,355
Loan from Barclays Bank	6.62	For ten years commencing from 1996	7,581,000	24,713,000	39,744,000
Total			137,327,905	325,995,181	768,040,761

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(21) Other Provisions

Description	31 December 2002 (LE)					
	Balance at Beginning of Year	Accumulated during Year	Re-Evaluation Differences	Used During Year	Transferred During Year	Balance at End of Year
Provision of Potential Tax Claims	517,155,622	41,886,214		(15,000,000)	14,590,406	558,632,242
Provision of Judicial Claims	1,525,470		7,858		(100,000)	1,433,328
Provision of Potential Fiscal Stamp Claims	14,590,406				(14,590,406)	-
Provision for Incidental Liabilities	27,968,646					27,968,646
Provision for General Risk	112,900,615		658,114			113,558,729
Provision for Insurance	8,000,000	2,000,000				10,000,000
Provision for Real Estate Tax	35,021			(126,523)	100,000	8,498
Total	682,175,780	43,886,214	665,972	(15,126,523)	0	711,601,443

Description	31 December 2001 (LE)				
	Balance at Beginning of Year	Accumulated During Year	Re-Evaluation Differences	Used During Year	Transferred During Year
Provision of Potential Tax Claims	477,320,673	49,334,949		(9,500,000)	517,155,622
Provision of Judicial Claims	1,281,752		243,718		1,525,470
Provision of Potential Fiscal Stamp Claims	14,590,406				14,590,406
Provision for Incidental Liabilities	25,587,000	2,381,646			27,968,646
Provision for General Risk	92,489,564		20,411,051		112,900,615
Provision for Insurance	6,000,000	2,000,000			8,000,000
Provision for Real Estate Tax	168,774			(133,753)	35,021
Total	617,438,169	53,716,595	20,654,769	(9,633,753)	682,175,780

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(22) Capital & Reserves

(a) Licensed Capital

The Licensed Capital of the Bank is LE1,500 million.

(b) Issued & Paid-up Capital

The Issued, Subscribed and Paid-up Capital amounts to LE650 million divided into 65 million shares, each with a nominal value of LE10.00.

(c) Reserves

- Pursuant to the Articles of Association of the Bank, 5% of the net profits of a fiscal year must be set aside to the feed the legal reserve. There shall be no increase in the legal reserve once it reaches an amount equivalent to half of the Issued Capital.

- The Bank may not dispose of any of the legal reserve unless with the approval and according to the instructions of the Central Bank of Egypt.

(23) Incidental Liabilities

	31 December 2002 (LE)	31 December 2001 (LE)
Letters of Guarantee	3,543,916,059	3,804,086,191
Letters of Credit (Import & Export)	513,398,158	638,712,670
Accepted Bills for Suppliers' Credit Facilities	490,717,538	555,256,951
Foreign Currency Futures	43,950	675,685
Foreign Currency Swaps	(7,050,255)	
Total	4,541,025,450	4,998,731,497

(24) Differences from Evaluating other Financial Investments

	31 December 2002 (LE) (-) +	31 December 2001 (LE) (-) +
Financial Investment for Sale	(36,021,333)	-

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(25) Profits of Foreign Currency Transactions:

	31 December 2002 (LE)	31 December 2001 (LE)
Profits from Foreign Currency Transactions	4,126,540	18,409,430
Differences from Evaluating Balances of Assets & Liabilities with a Liquidity Nature	53,394,972	141,632,794
Profits (Losses) from Evaluating Foreign Currency Futures	(720,638)	1,657,911
Profits from Evaluating Foreign Currency Swaps	5,692	112,268
Profits from Evaluating Foreign Currency Options	3,228,351	-
Total	60,034,917	161,812,403

(26) Net Profit Per Share (Dividend)

	31 December 2002 (LE)	31 December 2001 (LE)
Net Profit of the Fiscal Year	380,886,150	401,758,786
Remuneration Package for the Board Members	(5,713,292)	(6,026,382)
Share of the Staff in the Net Profit of the Fiscal Year	(38,088,615)	(40,175,878)
Share of the Shareholders in the Profit	337,084,243	355,556,526
Number of Shares	65,000,000	65,000,000
Net Profit Per Share (Dividend)	5.19	5.47

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(27) Assets & Liabilities (Egyptian Pounds)

Assets		-
Cash & Balances held by the Central Bank of Egypt	2,050,646,687	-
Balances held by Banks	2,900,663,453	-
State Treasury Bonds & other Due Governmental Securities by the Central Bank of Egypt	1,345,000,000	-
Financial Investments for Trading Purposes	92,364,162	-
Financial Investments Available for Sale	1,874,050,279	5,326,532,605
Loans Given to Customers	5,648,067,317	273,709,685
Loans Given to Banks	130,829,366	215,000
Financial Investments kept until Maturity Date	-	45,500,000
Financial Investments Concerning Subsidiary Companies and Companies with Joint Interest	-	-
Debit Balances & other Assets	339,711,728	-
	14,381,332,992	5,645,957,290
Liabilities		
Balances owed to Banks	327,970,558	-
Customers' Deposits	13,312,878,000	2,501,873,792
Bonds	-	300,000,000
Long Term Loans	-	325,995,181
Credit Balances & other Liabilities	322,128,872	-
	13,962,977,430	3,127868,973

(28) Applicable Interest Rates during the Fiscal Year

The average interest rate applicable to the assets and liabilities amounted to 6.84% and 36%, respectively.

(29) Tax Status

- The accounts of the Bank are examined and settled annually, since commencing the activity and up until the end of 1984.

- Trust Company Profit Tax was paid for the fiscal years 1985 and up until 1988, according to the decision issued by the Appeal Committee and there is an ongoing dispute with the Investment Tax Bureau before the Courts of First Instance. The Tax Department actually examined the accounts of 1989 and up until 1993 and the points of dispute are under resolution before the Internal Committee of the Tax Department.

The accounts of the fiscal years from 1994 and up to year 2000 are currently under examination by the Tax Department.

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(30) Distribution of Assets & Incidental Liabilities

	Local Currency	Foreign Currency
I. Assets		
Balances Held by Banks		
Loans Given to Customers & Banks	674,628,022	2,226,035,431
	Total in LE	**%**
Agriculture Sector	75,674,741	0.67
Industrial Sector	5,576,095,826	49.00
Trade Sector	837,014,644	7.36
Services Sector	3,431,627,484	30.15
Family Sector	899,269,127	7.90
Other Sectors	559,457,151	4.92
Total	11,379,138,973	100.00
Ungained Discounts for Commercial Bills	(6,136,668)	
Loan Provisions	(454,285,611)	3.9
Net Loans	10,918,716,694	
II. Liabilities	**Local Currency**	**Foreign Currency**
1. Balances Owed to Banks	194,722,247	133,248,311
2. Deposits	**Total in LE**	**%**
Agricultural Sector	19,546,959	0.12
Industrial Sector	1,830,758,881	11.58
Trade Sector	451,118,863	2.85
Services Sector	2,096,307,879	13.26
Family Sector	10,253,042,468	64.83
Other Sectors	1,163,976,742	7.36
Total	15,814,751,792	100.00
III. Incidental Liabilities		
Letters of Guarantee	1,293,889,877	2,250,026,182
Letters of Credit (Import & Export)	190,983,446	322,414,712
Accepted Bills for Suppliers' Credit Facilities	214,102,524	276,615,014
Foreign Currency Futures	0	43,950
Foreign Currency Swaps	(413,634,056)	406,583,801
	1,285,341,791	3,255,683,659

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مَرْكَز التَّرْجَمَة المُعتَمَدة
يوسف ومشاركوه
مُتَرْجِمُون مُعْتَمَدُون ومُحَلَّفُون

(31) Positions of Leading Currencies

	31 December 2002 (In Thousand LE)	31 December 2001 (In Thousand LE)
Egyptian Pounds	(40,975)	993
US Dollars	40,236	3,177
Sterling Pounds	(33)	(887)
Japanese Yen	(297)	(197)
Swiss Franc	337	111
Euro	1,338	(102)

(32) Transactions with Related Parties

The Bank deals with related parties on the same basis as dealing with others, whereas all of these transactions are governed by the usual banking rules and customary practices, as well as the applicable policies and regulations of the Bank.

The transactions, together with their balances, as at the date of the Balance Sheet:

Balances held by other Banks	200,240,817
Loans given to Customers	10,326,093
Loans given to Banks	69,373,605
Financial Investments in Subsidiary Companies and in Companies with Joint Interest	45,500,000
Balances owed to Banks	2,192,735
Customers' Deposits	58,523,432
Bonds	252,500,000

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Board of Directors' Report for the Fiscal Year Ending 31 December 2002

The Fiscal Year of 2002 was distinguished in the course of business of the Bank by accomplishing numerous distinctive achievements in various fields, despite the economic difficulties and challenges that were witnessed in all economic aspects, especially in the banking sector during that year.

First: The Financial Position

The following table shows the most important financial indicators in relation to the development in the financial position and the main business activities of the Bank as at the end of the Fiscal year 2002, in comparison with the end of the Fiscal year 2001 (figures in million Egyptian Pounds):

Description	31 December 2002	31 December 2001	% of Development
1. Total Assets	19,759	18,601	6.2
2. Incidental Liabilities	4,541	4,999	(9.2)
3. Total Customers' Deposits	15,815	13,994	13.00
4. Net Loan Portfolio	10,919	11,107	(1.7)
5. Net Investments	2,012	1,947	3.3
6. Net State Treasury Bonds	1,322	808	63.6
7. Loans & Investment Provisions	454	521	(12.9)
8. Other Provisions	712	682	4.4
9. Net Business Revenue	931	893	4.3
10. Net Profit for the Fiscal Year	381	402	(5.2)
11. Shareholders' Equities	1,717	1,575	9.00
12. Recommended Cash Dividend (per share)	3.00	3.75	(20.00)

(33) Comparative Figures

The comparative figures were amended in order to conform with the classification of the Financial Statement of the current year.

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

The Report of the Two Auditors

To: Messrs. Shareholders of the Commercial International Bank (Egypt) S.A.E.

We have reviewed the Financial Statements of the Commercial International Bank (Egypt) S.A.E., represented in the Balance Sheet as at 31 December 2002, the Income Statement and the Cash-flow Statement for the Fiscal Year ending at the same date. The Bank is responsible for those Statements and our responsibility is to opine on same in light of our audits.

The audits that we have run, were carried out in accordance with the Egyptian Audit Standards, as well as in light of the applicable Egyptian laws. The Egyptian Audit Standards require that the audit process be planned and performed in order to obtain sufficient assurance that the Financial Statements do not include any errors with material effect. The audit work includes the examination of specimens of the documents and the evidence substantiating values and explanatory notes stipulated in such financial statements. The audit work also includes an assessment of the accounting policies and rules that were applied, together with the serious evaluations prepared by the management, in addition to ensuring the validity of the presentation for submitting those financial statements. We have obtained the data and explanations from the management that we were of the opinion were necessary for auditing purposes. We believe that the audit work carried out by us is considered as a suitable basis for opining on the financial statements. We believe that the abovementioned financial statements, together with the supplementary explanatory notes, express clearly, from all important aspects, the financial position of the Commercial International Bank (Egypt) S.A.E., as at 31 December 2002, as well as the results of its business activities and the cash-flow for the fiscal year ending on the same date, in accordance with the Egyptian Accounting Standards and in light of the Egyptian laws and regulations in relation to our audits.

The Bank is maintaining regular financial accounts which conform with all of the stipulations of the law and the Bank system to be recorded therein. The financial statements were found to be in conformity with the data recorded in those accounts. We did not find that the Bank was in breach of any of the provisions of Act 163 of 1957 and its amendments, within the limits of the information and explanations that were available to us.

The information set forth in the Report of the Board of Directors, that was prepared in accordance with the requirements of Act 159 of 1981, together with its Executive Regulations, was in conformity with what was recorded in the books of the Bank, within the limits for recording such information in those books.

Cairo on 28 January 2003

Emad Hafez Ragheb
Allied for Accounting & Auditing – ERNST & YOUNG
{Illegible signature}
Hazem Hassan – KPMG

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E.

Licensed Capital: 1,500 Million Egyptian Pounds
Issued and Paid-up Capital: 650 Million Egyptian Pounds
Head Office: 21/23 Giza Street, Giza
Commercial Register: 69826 Giza

To: Chairman of the General Authority for Investment

Re: Call for Convening Ordinary General Assembly

The Board of Directors of the Commercial International Bank, Egypt have the pleasure to call the shareholders to attend the Ordinary General Assembly that shall be convened on Thursday 27 February 2003 at 11.00am at the Cairo Sheraton Hotel in the Salah El Din Ballroom, to review the following agenda.

(1) The Board of Directors' Report for the fiscal year ending 31 December 2002.
(2) The Report of the two Auditors covering the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.
(3) Approving the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.
(4) Approving the Dividend Account for the fiscal year of 2002.
(5) Approving the appointments that took place on the Board of Directors, since the last meeting of the Ordinary General Assembly.
(6) Discharging the members of the Board of Directors from any liability in relation to the fiscal year ending on 31 December 2002 and determining their remuneration packages for the fiscal year 2003.
(7) Appointing the two Auditors, together with determining their fees for the fiscal year that shall end at 31 December 2003.
(8) Authorizing the Board of Directors to give donations during the fiscal year 2003.
(9) Advising the General Assembly with the annual remuneration package decided by the Board of Directors that shall be paid to the Managing Director and the Head and members of the Executive Committee, Higher Management Committee and the Audit Committee for the fiscal year 2003.

Kindly be advised with the following:

(I) Every shareholder shall have the right to attend the meeting of the General Assembly, either in person or through another shareholder as a proxy, provided that such a proxy is not a Board member. The proxy shall be valid if in writing. No shareholder shall represent a number of votes exceeding 10%

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16 October 2003	No	Yes	Arabic	English

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of the total shares of the capital and not exceeding 20% of the shares represented in the meeting, with the exception of corporate persons.

(II) Those shareholders that shall attend the General Assembly shall provide a statement of the shares in their possession which are deposited at one of the Companies licensed to manage securities registers. This shall imply freezing the balances of the shares stipulated in the said statement for the purpose of attending the General Assembly, which shall be done at least three days prior to the convening of the General Assembly.

(III) The shareholders may review – at the Financial Affairs Department during the official business hours of the Bank – the detailed statements and documents referred to in Articles 219, 220 and 221 of the Executive Regulations of Act 159 of 1981, in accordance with the dates stipulated in the said Articles.

(IV) A notice for inviting the shareholders to attend the General Assembly has been sent by ordinary mail to their addresses as listed in the Bank records.

(V) Any questions in relation to the subjects of the Agenda submitted to the General Assembly, must be submitted in writing to the Financial Affairs Department at the Head Office of the Bank, either by registered mail or by hand against receipt, with at least three days prior to the convening of the General Assembly. The discussions at the General Assembly shall be restricted only to the contents of the Agenda.

(VI) The Resolutions of the Ordinary General Assembly shall be adopted by an absolute majority of the number of the votes of the shares represented in the meeting.

(VII) In the event that the quorum required by law for the validity to convene the General Assembly for the first time is not present, then the convening of the Ordinary General Assembly in the second meeting shall be at 12.00 noon of the same date and place, and shall be valid, whatever shall be the number of the shares represented therein.

(VIII) The attendance of the Meeting shall be restricted to the shareholders only.

NB: The shareholders are requested to arrive at least one hour prior to the convening of the General Assembly to record their attendance, identity and proxies.

With the compliments of the Commercial International Bank (Egypt),

Amin Hisham Ezz El Arab
Chairman of the Board of Directors & Managing Director

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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البنك التجاري

شركة مساهم

الايضاحات المتممة للقوائم المالية عن الس

(١) النشاط

تأسس البنك التجاري الدولي (شركة مساهمة مصرية) كبنك تجاري وذلك بتاريخ ١٧ ... كافة الاعمال المصرفية المتعلقة بنشاطه وذلك من خلال مركزه الرئيسي بمدينة الجيز...

(٢) اهم السياسات المحاسبية المتبعة

(أ) اسس اعداد القوائم المالية

- تعد القوائم المالية طبقا للمعايير المحاسبية المصرية التي تتسق و معايير المحاسبة ...
- قام البنك لدى اعداده للقوائم المالية بتغيير سياسة تبويب وتقييم الاستثمارات بالادوات المالية.

وتتمثل التغيرات في اعادة تبويب الاستثمارات المالية الي اربعة بنود وهي (بغرض المتا... مصلحة مشتركة ويتم تقييمها وفقا لما هو وارد بالايضاح رقم (٢) بالبنود(هـ ، و ، ز ، ح... مع تقييم الاولي بالتكلفة او السوق / القيمة المحسوبية ايهما اقل لكل مجموعة متج... حالة حدوث انخفاض دائم ، وقد نتج عن ذلك فروق تقييم مدينة بلغت ٩٣١,٦٦٨,... بغرض المتاجرة والبالغ قدره في ٢٠٠٢/١٢/٣١ مبلغ ١١,٠٩١,٦٦٢ جنيه مصري والذي ...

(ب) المعاملات بالعملات الاجنبية

تمسك حسابات البنك بالجنيه المصري وتثبت المعاملات بالعملات الاخرى خلال السـ... تقييم ارصدة الاصول والالتزامات ذات الطبيعة النقدية بالعملات الاخرى في نهاية ... الناتجة بقائمة الدخل ضمن بند ارباح (خسائر) عمليات النقد الاجنبي.

- يتم تقييم ارصدة عقود الصرف الاجلة القائمة في نهاية السنة المالية بالقيمة الـ... استحقاق تلك العقود وتدرج فروق التقييم بقائمة الدخل ضمن بند ارباح (خسائر) ...
- يتم اثبات عقود مبادلة العملات في تاريخ الارتباط ضمن بند التزامات عرضية وار... واصول اخرى وارصدة دائنة والتزامات اخرى وذلك باعتبارها ارباح / خسائر غير محـ... الى الارباح والخسائر الناتجة عن تنفيذ عقود المبادلة بقائمة الدخل ضمن بند ارباح (...
- يتم ادراج قيمة العلاوة المدفوعة عن عقود الخيارات للعملات الاجنبية ضمن بند ار... ضوء ما يسفر عنه تقييم عقود الخيارات بقيمتها العادلة ضمن بند ارباح (خسائر) ع... وبالنسبة لعقود الخيارات المشتراة لتغطية عقود الخيارات المباعة للعملاء بغرض تغـ... عقد الخيار المشترى والعلاوة المحصلة عن عقد الخيار المباع في تاريخ نشأة العقد بيـ... (خسائر)عمليات النقد الاجنبي وفقاً لاساس الاستحقاق.

(ج) تحقق الايراد

يثبت الايراد على اساس الاستحقاق باستثناء عوائد القروض غير المنتظمة التي يـ... المديونية ، ويتم اثبات ايرادات الاسهم ووثائق الاستثمار عند اعلان التوزيعات المتعلقة ...

(د) اذون الخزانة

يتم اثبات اذون الخزانة بالقيمة الاسمية ويثبت خصم الاصدار بالارصدة الدائنة والا...

(هـ) تقييم الاستثمارات المالية بغرض المتاجرة

- يتم تقييم الاستثمارات المالية بغرض المتاجرة بما في ذلك محافظ الاستثمارات ... سعر السوق ، وتثبت فروق التقييم بقائمة الدخل .
- يتم تقييم الاستثمارات المالية بغرض المتاجرة التي فقدت احد شروط تبويبها كا... حدوث انخفاض فيها وفقاً لدراسة موضوعية شاملة اخر قوائم مالية للشركة المصدرة ...

(و) تقييم الاستثمارات المالية المتاحة للبيع

يتم تقييم الاستثمارات المالية المتاحة للبيع بالتكلفة او القيمة العادلة ايهما اقل ، وت... فروق تقييم استثمارات مالية اخرى ، وفي حالة حدوث ارتفاع يتم اضافته الي ذات الب...

(ز) تقييم الاستثمارات المالية المحتفظ بها حتى تاريخ الاستحقاق

- يتم تقييم السندات التي يتم شراؤها عند الاصدار الاولي بالتكلفة المعدلة التي تـ... وذلك حسب الاحوال ، ويتم استهلاك علاوة / خصم الاصدار بطريقة القسط الثابت ، وتتبع ذات طريقة التقييم بالنسبة للسندات المشتراة من سوق الاوراق المالية بقيمـة ... السابقة لتاريخ الشراء .

وفي حالة حدوث تدهور في القيمة العادلة عن القيمة الدفترية لكل سند يتم تحميـ... مالية اخرى علي انه في حالة حدوث ارتفاع في القيمة العادلة يتم اضافته الي ... مالية سابقة.

ويتم تعديل القيمة الدفترية للسند بالعملة الاجنبية بنتيجة التقييم طبقاً لسعـ... ارباح (خسائر) عمليات النقد الاجنبي.

(ح) الاستثمارات المالية في شركات تابعة وذات مصلحة مشتركة

يتم تقييم الاستثمارات المالية في شركات تابعة وذات مصلحة مشتركة بالتكلفة ، وفـ... الدفترية به وذلك بالنسبة لكل استثمار علي حدة ، وتحميله علي قائمة الدخل بـند ... يتم اضافته الي ذات البند وذلك في حدود ما سبق تحميله علي قوائم الدخل عن فتـ...

(ط) تقييم الاصول التي الت ملكيتها للبنك وفاء لديون بعض العملاء

تدرج الاصول التي الت ملكيتها للبنك بالميزانية ضمن بند ارصدة مدينة واصول اخـ... الاصول عن القيمة التي الت بها للبنك في تاريخ الميزانية تحمل الفروق علي قائمة ... حدود ما سبق تحميله علي قوائم الدخل عن فترات مالية سابقة .

(ى) مخصص القروض والالتزامات العرضية

يتم تكوين المخصص لقروض والتزامات عرضية بذاتها بالاضافة الى نسبة مئوية للـ... منها الارصدة المغطاة بودائع وكفالات مصرفية صادرة من بنوك خارجية ذات مـلا... والالتزامات العرضية .

- يتم اعدام القروض في حالة احتمال عدم جدوى الاجراءات المتخذة حيالها لتحـ... اعدامها.

(ك) الالتزامات العرضية والارتباطات

تظهر الالتزامات العرضية التي يدخل فيها البنك طرفا بالاضافة الى الارتباطات عـ... تحت بند التزامات عرضية وارتباطات ، باعتبارها لا تمثل اصولاً او التزامات فعلية في ...

(ل) النقدية وما في حكمها

لأغراض اعداد قائمة التدفقات النقدية يتضمن بند النقدية وما في حكمها الارصدة الـ... ارصدة اذون الخزانة التي تستحق خلال ثلاثة شهور من تاريخ اقتنائها

(م) الاهلاك والاستهلاك

- يتم اهلاك الاصول الثابتة بطريقة القسط الثابت باستخدام معدلات اهلاك مناسـ... -يتم استهلاك مصروفات التحسينات والتجديدات الخاصة بفروع البنك المستاجرة ع...

(ن) الضرائب

- تحسب الضرائب المستحقة على البنك طبقاً للقوانين واللوائح والتعليمات السارية ... -يتم تكوين مخصص للالتزامات الضريبية بعد اجراء الدراسة اللازمة وذلك في ضو...

(٣) الادوات المالية وادارة المخاطر المتعلقة بها

٣/١ الادوات المالية

(أ) تتمثل الادوات المالية للبنك في الاصول والالتزامات المالية ، وتتضمن الاصول الما... والقروض للعملاء والبنوك و تتضمن الالتزامات المالية ودائع العملاء والمستحق للـ... عرضية وارتباطات.

ويتضمن الايضاح رقم (٢) من الايضاحات المتممة للقوائم المالية السياسات المحاسـ... ومصروفات .

(ب) القيمة العادلة للادوات المالية

طبقا لأسس التقييم المتبعة في تقييم اصول والتزامات البنك والواردة بالايضاحـ... قيمتها الدفترية في تاريخ الميزانية وبالنسبة للاستثمارات المالية بخلاف تلك المقتنـ... للقوائم المالية القيم العادلة لها في تاريخ الميزانية.

الميزانية فى ٣١ ديسمبر ٢٠٠٢

	رقم الايضاح	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
الاصول			
نقدية وارصدة لدى البنك المركزى	(٤)	٢,٠٥٠,٦٤٦,٦٨٧	١,٨٢٩,٥٤١,٦٣١
ارصدة لدى البنوك	(٥)	٢,٩٠٠,٦٦٣,٤٥٣	٢,٣٤٧,٩٢٤,٥٩٦
اذون خزانة واوراق حكومية اخرى قابلة للخصم لدي البنك المركزي	(٦)	١,٣٢١,٦١٩,٥٧٨	٨٠٨,١٧٨,٨٩٣
استثمارات مالية بغرض المتاجرة	(٧)	٩٢,٣٦٤,١٦٢	١٠٣,٣٥٦,٣٢٩
استثمارات مالية متاحة للبيع	(٨)	١,٨٧٤,٠٥٠,٢٧٩	١,٨٠٧,٩٩٥,٢٩٧
قروض للعملاء والبنوك (بعد خصم المخصص)	(١٠،٩)	١٠,٩١٨,٧١٦,٦٩٤	١١,١٠٧,١٦٣,٨٨٢
استثمارات مالية محتفظ بها حتي تاريخ الاستحقاق	(١١)	٢١٥,٠٠٠	٢١٥,٠٠٠
استثمارات مالية في شركات تابعة وذات مصلحة مشتركة	(١٢)	٤٥,٥٠٠,٠٠٠	٣٥,٥٠٠,٠٠٠
ارصدة مدينة واصول اخرى	(١٤)	٣٣٩,٧١١,٧٢٨	٣٧٧,٩٨٤,٧٩٠
اصول ثابتة (بعد خصم مجمع الاهلاك)	(١٥)	٢١٥,١٧٧,٠٢٣	١٨٣,٦٢٥,٩٠٧
اجمالي الاصول		١٩,٧٥٨,٦٦٤,٦٠٤	١٨,٦٠١,٤٨٦,٣٢٥
الالتزامات وحقوق المساهمين			
الالتزامات			
ارصدة مستحقة للبنوك	(١٦)	٣٢٧,٩٧٠,٥٥٨	٢٨٥,١١٦,٢٨٢
ودائع العملاء	(١٧)	١٥,٨١٤,٧٥١,٧٩٢	١٣,٩٩٣,٧٨٤,٦١١
ارصدة دائنة والتزامات اخرى	(١٨)	٣٢٢,١٢٨,٨٧٢	٤٠٧,٠٨٦,٠٢٣
دائنو توزيعات			٢٨٩,٩٥٢,٢٦٠
سندات	(١٩)	٣٠٠,٠٠٠,٠٠٠	٦٠٠,٠٠٠,٠٠٠
قروض طويلة الاجل	(٢٠)	٣٢٥,٩٩٥,١٨١	٧٦٨,٠٤٠,٧٦١
مخصصات أخرى	(٢١)	٧١١,٦٠١,٤٤٣	٦٨٢,١٧٥,٧٨٠
اجمالي الالتزامات		١٧,٨٠٢,٤٤٧,٨٤٦	١٧,٠٢٦,١٥٥,٧١٧
حقوق المساهمين			
رأس المال المدفوع		٦٥٠,٠٠٠,٠٠٠	٦٥٠,٠٠٠,٠٠٠
احتياطيات		٩٢٥,٣٣٠,٦٠٨	٩٢٥,٣٣٠,٦٠٨
اجمالى حقوق المساهمين	(٢٢)	١,٥٧٥,٣٣٠,٦٠٨	١,٥٧٥,٣٣٠,٦٠٨
صافي ارباح العام		٣٨٠,٨٨٦,١٥٠	-
اجمالى حقوق المساهمين وارباح العام		١,٩٥٦,٢١٦,٧٥٨	١,٥٧٥,٣٣٠,٦٠٨
اجمالى الالتزامات وحقوق المساهمين		١٩,٧٥٨,٦٦٤,٦٠٤	١٨,٦٠١,٤٨٦,٣٢٥
التزامات عرضية وارتباطات			
التزامات مقابل خطابات ضمان واعتمادات مستندية .. وارتباطات اخرى	(٢٣)	٤,٥٤١,٠٢٥,٤٥٠	٤,٩٩٨,٧٣١,٤٩٧

الايضاحات المرفقة متممة للقوائم المالية وتقرا معها (تقرير مراقبي الحسابات مرفق)

سحر محمد السلاب	محمد عشماوى	هشام عز العرب
العضو المنتدب	نائب رئيس مجلس الإدارة والعضو المنتدب	رئيس مجلس الإدارة والعضو المنتدب

قائمة الدخل عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

	رقم الايضاح	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
عائد القروض والارصدة لدى البنوك		١,١٩٤,٨٤٥,٥٨٠	١,١٧٤,٤٥٠,٢٧٦
عائد اذون الخزانة والسندات		١٩٥,٦٨٨,٦٤٥	١٨٨,٩٧١,٩٥١
يخصم:			
تكلفة الودائع والاقتراض		(٨٨٣,٣٥٧,٢٥٤)	(٩٢٥,٣٣٧,٢٢٨)
صافى العائد		٥٠٧,١٧٦,٩٧١	٤٣٨,٠٨٤,٩٩٩
عمولات واتعاب خدمات مصرفية		٢٥٢,١٧٧,٩٨٥	٢١٤,٢٦٥,٥٨٢
توزيعات الاسهم ووثائق الاستثمار		١١,٤٦١,٨٧٩	١١,٦٤٧,٤٠٦
ارباح عمليات النقد الاجنبى	(٢٥)	٦٠,٠٣٤,٩١٧	١٦١,٨١٢,٤٠٣
ارباح بيع استثمارات مالية		١٧,٨٣٨,٦٧٢	٢٩,٧٠٨,٤٩١
فروق تقييم استثمارات مالية بغرض المتاجرة		١٥,٠٨٩,٦٦٥	•
ايرادات عمليات اخرى		٦٧,٠٩٢,٦١٨	٣٧,٥٢٥,٣٢٥
اجمالى العمولات والخدمات المصرفية		٤٢٣,٦٩٥,٧٣٦	٤٥٤,٩٥٩,٢٠٧
صافى ايراد النشاط		٩٣٠,٨٧٢,٧٠٧	٨٩٣,٠٤٤,٢٠٦
يخصم:			
مخصصات		(٢٨٢,٤٤٤,٨٩٤)	(٢٧٦,٣٣٤,٩٤٨)
فروق تقييم استثمارات مالية اخرى	(٢٤)	(٣٦,٠٢١,٣٣٣)	•
مصروفات ادارية وعمومية واهلاك واستهلاك		(٢٠٣,٦١٥,٧١٣)	(١٨٩,٤٥٥,٣٢١)
مصروفات عمليات اخرى		(٢٧,٩٠٤,٦١٧)	(٢٥,٦٤٦,٨٤٩)
		(٥٤٩,٩٨٦,٥٥٧)	(٤٩١,٤٣٧,١١٨)
صافى ارباح (خسائر) النشاط		٣٨٠,٨٨٦,١٥٠	٤٠١,٦٠٧,٠٨٨
ارباح غير متعلقة بالنشاط		•	١٥١,٦٩٨
صافى ارباح العام		٣٨٠,٨٨٦,١٥٠	٤٠١,٧٥٨,٧٨٦
نصيب السهم من حصة المساهمين في صافى ارباح العام	(٢٦)	٥,١٩٠	٥,٤٧

قائمة التدفقات النقدية عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

الدولي EIB
ـة مصرية

ـنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢

١٥- الاصول الثابتة بالصافي (بعد خصم مجمع الاهلاك)

	أراضي جنيه	مباني وانشاءات جنيه	نظم آلية متكاملة جنيه	وسائل نقل جنيه	تجهيزات وتركيبات جنيه	أجهزة ومعدات جنيه	أثاث جنيه	اجمالي جنيه
التكلفة في أول العام (٣)	١,٤٨٥,٩٣٣	١٤١,٦٧١,٨٠٩	٨٧,٠٣٢,٠١٨	١١,١٤٠,٩٢٢	٣٨,٩٤١,٨٣٣	٤٧,٩٠٢,٦٦١	١٥,٨٦٩,٠٦٨	٣٤٤,٠٣٧,٣٦١
الاضافات خلال العام	٧٦١,١٤٠	٨,٤٢٥,٥٢٢	٤٣,٧٨٥,٥٥٦	٢,٨٠٩,٦٥٧	١,٥٠٢,٥٥٥	٥,٠٨١,٨٥٥	٣,٣٩٩,٨٢٢	٦٥,٧٦٣,١٠٧
التكلفة في آخر العام (١)	٢,٢٤٧,٠٧٣	١٥٠,٠٩٧,٣٣١	١٣٠,٨١٧,٥٧٤	١٣,٩٥٠,٥٧٩	٤٠,٤٤٤,٣٧٨	٥٢,٩٨٤,٥١٦	١٩,٢٥٨,٨٩٠	٤٠٩,٨٠٠,٣٧١
مجمع الاهلاك في أول العام (٤)	-	٣٢,٨٣٥,٥٣٦	٥٠,١٨٩,١٩٧	٩,٠٣٦,٩٣٦	٣٠,٩٩٢,٢٧٢	٢٨,٤٠٥,٧٠٩	٩,٢٥٤,٩٣٧	١٦٠,٧١٤,٥٨٧
اهلاك العام	-	٧,٩١٤,٣٩٧	١٤,٣٥٣,١٤١	٨٣٤,٦١٩	٤,٧١٨,٥٩٢	٤,٧٢١,٨٧٦	١,٦٦٥,٥٨٦	٣١,٢١١,١٩١
مجمع الاهلاك في آخر العام (٢)	-	٤٠,٧٤٩,٩٣٣	٩٤,٥٤٣,٣٣٨	٩,٨٧١,٢٥٥	٣٥,٤١٠,٨٦٤	٣٣,١٢٧,٥٨٥	١٠,٩٢٠,٥١٣	١٩١,٦٢٣,٢١٨
صافي الاصول في آخر العام (١-٢)	٢,٢٤٧,٠٧٣	١٠٩,٣٤٧,٤٠٨	٣٦,٢٧٤,٢٣٦	٤,٠٧٩,٣٢٤	٥,٠٣٣,٥١٤	١٩,٨٥٦,٩٣١	٨,٣٣٨,٣٧٧	٢١٨,١٧٧,٠٣٣
صافي الاصول في أول العام (٣-٤)	١,٤٨٥,٩٣٣	١٠٨,٨٣٦,٢٨٣	٣٦,٨٤٥,٧٥١	٢,١٠٤,٢٩٦	٨,٢١٩,٥٦١	١٩,٤٩٦,٩٥٢	٦,٦٠٧,١٤١	١٨٣,٦٢٥,٩٠٧

١٦- ارصدة مستحقة للبنوك

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
(أ) البنك المركزي		
- حسابات جارية	٣,٥١٣,٣٧٣	٣,١٢١,٩٠٢
- ودائع لأجل	٣٠,٠٠٠,٠٠٠	-
	٣٣,٥١٣,٣٧٣	٣,١٢١,٩٠٢
(ب) بنوك محلية		
- حسابات جارية	١٦,٩٠٢,٢٤٥	٤٧,٧٥٠,٢٤٣
- ودائع لأجل	١٦٣,٨٣٩,١٠٥	٣٠,٠٨٠,٩٩٧
اجمالي ارصدة البنوك المحلية	١٨٠,٧٤١,٣٥٠	٧٧,٨٣١,٢٤٠
(ج) بنوك خارجية		
- حسابات جارية	١١٣,٧١٥,٩٣٥	١١٢,٤٠٠,٦٣٠
- ودائع لأجل	-	٩١,٧٦٢,٥١٠
اجمالي ارصدة البنوك الخارجية	١١٣,٧١٥,٩٣٥	٢٠٤,١٦٣,١٤٠
اجمالي	٣٢٧,٩٧٠,٦٥٨	٢٨٥,١١٦,٢٨٢

١٧- ودائع العملاء

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
- ودائع تحت الطلب	٣,٣٤٩,٧٣١,٦٣٣	٢,٢١٢,١٨٩,٣٧٦
- ودائع لأجل وبإخطار	٦,٥٢٢,٨٣٤,٩٧٣	٧,٠٦٢,٧٨٨,٦٩١
- شهادات ادخار وايداع	٢,٣١١,٤٩٤,٩٠٦	١,٢٥٧,٧٩٤,٢٠٠
- ودائع التوفير	٢,٨٠٢,٥٣٠,٧٥٤	٢,٣٠٧,٠٠٩,٦٤٣
- ودائع أخرى	٤٢٨,١٠٩,٥٣٧	٥٤٤,٠٣٥,٧٠١
اجمالي ودائع العملاء	١٥,٤١٤,٧٠١,٧٥٢	١٣,٣٨٣,٨١٧,٦١١

١٨ ارصدة دائنة والتزامات اخرى

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
- عوائد مستحقة	٥٦,٠٦٤,٠٠٤	٥٩,٣٣٣,٠٠٠
- مصروفات مستحقة	٩,٣٦١,٧٦٩	٨,٥١٤,٦١٢
- دائنون	٢٤٥,٩٥٣,٥٧٧	٢٨٠,٩١٤,٧٣٦
- ارصدة دائنة متنوعة	١٠,٧٤٩,٥٣٧	٦١,٣٢٣,٣٧٥
اجمالي الارصدة الدائنة والالتزامات الاخرى	٣٢٢,١٢٨,٨٧٢	٤٠٧,٠٨٦,٠٣٠

١٩- سندات (بعد استبعاد خصم الاصدار / او اضافة علاوة الاصدار)

بلغت قيمة السندات التي اصدرها البنك ٣٠٠,٠٠٠,٠٠٠ جنيه تتمثل في عدد ٣٠٠,٠٠٠ سند قيمة السند الاسمية ١٠٠٠ جنيه بسعر عائد سنوي ١٠,٢٥٪ وتستحق في ٢٠٠٤/٥/١٠ .

٢٠- قروض طويلة الاجل

	سعر العائد ٪	تاريخ الاستحقاق	المستحق خلال العام التالي	الرصيد في ٣١ ديسمبر ٢٠٠٢	الرصيد في ٣١ ديسمبر ٢٠٠١
- بنك الاستثمار الاوروبي		ديسمبر ٢٠١٢		١٩,٤٠٢,٤٠٨	١٦,٢٨٢,٨٠٤
- قرض بنك سوميتومو	ليبور	يونيو ٢٠٠٥	١١٨,٦٢٤,٦٦٧	٣٣١,٢٤٩,٣٥٠	٤٤١,٢٦٨,٦٠٠
- قرض من وزارة الزراعة لدعم قطاع الغذاء	٢,٥-٥,٥ حسب تاريخ الاستحقاق	٣-٥ سنوات	٧,٨٨٥,٤١١	١٩,١٥٧,٥١٢	٧,٨٨٠,٠٨٨
- قرض من وزارة الزراعة لدعم القطاع البيطري	٢,٥-٥,٥ حسب تاريخ الاستحقاق	٣-٥ سنوات	٨٤٨,٠٠٠	١,٠٠٤,٤٠٠	٦٣٢,٩١١
- قرض من وزارة الزراعة لدعم عدة قطاعات	٢,٥-٥,٥ حسب تاريخ الاستحقاق	٣-٥ سنوات	٦,١٠٧,٨١٩	٣٠,٣٧٢,٧١٠	١٣,٩٨٤,٣٥٥
- قرض من بنك باركليز	٦,٦٢	لمدة عشر سنوات تبدأ من ١٩٩١	٢,٨٨١,٠٠٠	٢٤,٧٢٣,٠٠٠	٣٦,٢٤٤,٠٠٠
الاجمالي			١٣٧,٣٣٧,٩٠٥	٣٢٥,٩٦٥,١٨١	٧٦٨,٤٠٠,٧٦١

٢١- مخصصات اخرى

البيان	رصيد أول العام	المكون خلال العام	فروق اعادة التقييم	المستخدم خلال العام	المحول خلال العام	رصيد آخر العام
٣١ ديسمبر ٢٠٠٢ (جنيه مصري)						
- مخصص مطالبات ضرائب محتملة	٥١٧,١٥٠,١٢٢	٤١,٨٨٦,٢١١		(١٥,٠٠٠,٠٠٠)	١٤,٥٩٠,٤٠٦	٥٥٨,٦٢٦,٧٣٩
- مخصص مطالبات قضائية	١,٥٢٥,٤٧٠		٧,٨٨٨		(١٠٠,٠٠٠)	١,٤٣٣,٣٥٨
- مخصص مطالبات دمغة محتملة	١٤,٥٩٠,٤٠٦				(١٤,٥٩٠,٤٠٦)	-
- مخصص التزامات عرضية	٣٧,٩٦٨,٦٤٦					٣٧,٩٦٨,٦٤٦
- مخصص مخاطر عامة	١١٢,٩٠٠,٦١٥		٩٨٨,١١٤			١١٣,٨٨٨,٧٢٩
- مخصص تأمين	٨,٠٠٠,٠٠٠	٢,٠٠٠,٠٠٠				١٠,٠٠٠,٠٠٠
- مخصص ضرائب عقارية	٣٥,٠٢١			(١٢٦,٨٣٣)	١٠٠,٠٠٠	٨,١٨٨
الاجمالي	٦٨٢,١٧٩,٧٨٠	٤٣,٨٨٦,٢١١	٩٩٦,٠٠٢	(١٥,١٢٦,٨٣٣)	-	٧١١,٩٣٥,١٦٠

البيان	رصيد أول العام	المكون خلال العام	فروق اعادة التقييم	المستخدم خلال العام	رصيد آخر العام
٣١ ديسمبر ٢٠٠١ (جنيه مصري)					
- مخصص مطالبات ضرائب محتملة	٤٧٧,٣٢٠,٦٣٣	٤٤,٨٢٩,٤٨٩		(٥,٠٠٠,٠٠٠)	٥١٧,١٥٠,١٢٢
- مخصص مطالبات قضائية	١,٢٨١,٧٥٢		٢٤٣,٧١٨		١,٥٢٥,٤٧٠
- مخصص مطالبات دمغة محتملة	١٤,٥٩٠,٤٠٦				١٤,٥٩٠,٤٠٦
- مخصص التزامات عرضية	٣٥,٦٨٧,٠٠٠	٢,٢٨١,٦٤٦			٣٧,٩٦٨,٦٤٦
- مخصص مخاطر عامة	٩٢,٤٨٩,٥٧٤		٢٠,٤١١,٠٤١		١١٢,٩٠٠,٦١٥
- مخصص تأمين	٦,٠٠٠,٠٠٠	٢,٠٠٠,٠٠٠			٨,٠٠٠,٠٠٠
- مخصص ضرائب عقارية	١٦٨,٧٧٤			(١٣٣,٧٥٣)	٣٥,٠٢١
الاجمالي	٦١٧,٤٣٨,١٣٩	٤٣,٧١٦,٤٩٤	٢٠,٦٥٤,٧٥٩	(٥,١٣٣,٧٥٣)	٦٨٢,١٧٩,٧٨٠

٢٢- رأس المال والاحتياطيات

(أ) رأس المال المرخص به

يبلغ رأس المال المرخص به ١٥٠٠ مليون جنيه مصري

(ب) رأس المال المصدر والمدفوع

يبلغ رأس المال المصدر والمكتتب فيه والمدفوع ٦٥٠ مليون جنيه مصري موزعاً على ٦٥ مليون سهم قيمة السهم الاسمية ١٠ جنيه مصري

(ج) الاحتياطيات

- وفقاً للنظام الاساسي للبنك يتم احتجاز ٥٪ من صافي ارباح العام لتغذية الاحتياطي القانوني ويتم ايقاف تكوين الاحتياطي القانوني عندما يبلغ رصيده ما يعادل نصف رأس المال المصدر.
- وفقاً لتعليمات البنك المركزي المصري لا يجوز التصرف في رصيد الاحتياطي الخاص الا بعد الرجوع اليه.

٢٣- التزامات عرضية وارتباطات

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
- خطابات ضمان	٣,٥٤٣,٩١٦,٠٥٩	٣,٨٠١,٠٨٦,١٩١
- الاعتمادات المستندية (استيراد وتصدير)	٥١٣,٣٩٨,١٥٨	٦٣٨,٧١٢,٦٧٠
- الاوراق المقبولة عن تسهيلات موردين	٤٩٠,٧١٧,٥٣٨	٥٥٥,٢٥٦,٩٥١
- عقود الصرف الاجلة	٤٣,٩٥٠	٦٧٥,٦٨٥
- عقود مبادلة العملات	(٧,٠٥٠,٢٥٥)	
اجمالي	٤,٥٤١,٠٢٥,٤٥٠	٤,٩٩٥,٧٣١,٤٩٧

٢٤- فروق تقييم استثمارات مالية اخرى

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
	+(-)	+(-)
- استثمارات مالية متاحة للبيع	(٣٦,٠٢١,٣٣٣)	-

٢٥- ارباح عمليات النقد الاجنبي

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
- ارباح التعامل في العملات الاجنبية	٤,١٢٦,٥٤٠	١٨,٤٠٩,٤٣٠
- فروق نتيجة تقييم ارصدة الاصول والالتزامات ذات الطبيعة النقدية	٥٣,٣٩٤,٩٧٣	١٤١,٦٣٢,٧٩٤
- (خسائر) ارباح تقييم ارصدة عقود الصرف الاجل	(٧٣٠,٦٣٨)	١,٦٥٧,٩١١
- ارباح تقييم عقود مبادلة العملات	٥,٦٩٢	١١٢,٣٦٨
- ارباح تقييم عقود الخيارات	٣,٢٣٨,٣٥١	-
الاجمالي	٦٠,٠٣٤,٩١٧	١٦١,٨١١,٥٠٣

٢٦- نصيب السهم من حصة المساهمين في صافي ارباح العام

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
- صافي ارباح العام	٣٨٠,٨٨٦,١٥٠	٤٠١,٧٥٨,٧٨٩
- مكافأة اعضاء مجلس الادارة	(٥,٧١٣,٢٩٢)	(٦,٠٢٦,٣٨٢)
- حصة العاملين في الارباح (من صافي ارباح العام)	(٣٨,٠٨٨,٦١٥)	(٤٠,١٧٥,٨٧٨)
- حصة المساهمين في صافي ارباح العام	٣٣٧,٠٨٤,٢٤٣	٣٥٥,٥٥٦,٥٢٩
- المتوسط المرجح لعدد الاسهم	٦٥,٠٠٠,٠٠٠	٦٥,٠٠٠,٠٠٠
نصيب السهم من حصة المساهمين في صافي ارباح العام	٥,١٩	٥,٤٧

٢٧- استحقاقات الاصول والالتزامات

	استحقاق خلال سنة (جنيه مصري)	استحقاق أكثر من سنة (جنيه مصري)
الاصول		
- نقدية وارصدة لدى البنك المركزي	٢,٠٥٠,٩٤٦,٩٨٧	-
- ارصدة لدى البنوك	٢,٩٠٠,٦٦٣,٤٥٣	-
- اذون خزانة واوراق حكومية اخرى قابلة للخصم لدى البنك المركزي	١,٣١٥,٠٠٠,٠٠٠	-
- استثمارات مالية بغرض المتاجرة	٩٢,٣٦٤,١٦٢	-
- استثمارات مالية متاحة للبيع	١,٨٧٤,٠٥٠,٣٧٩	٥,٣٢٦,٥٣٢,٦٠٥
- قروض للعملاء	٥,٩٤٨,٠٩٧,٣١٧	٣٧٣,٧٠٩,٩٨٥
- قروض للبنوك	١٣٠,٨٢٩,٣٦٦	١١٥,٠٠٠

٢٨- اسعار العائد المطبقة خلال العام

بلغ متوسط معدلات سعر العائد علي الاصول والالتزامات ٨,٤٪ ، ٦٪ & ٣,٦٪ علي التوالي.

٢٩- الموقف الضريبي

ـسطس ١٩٧٥ في ظل قانون الاستثمار ولائحته التنفيذية ، ويقوم البنك بتقديم
ـ وعدد سبعة وثلاثين فرعا بالاضافة الي اربع واربعين وحدة مصرفية .

ـدولية والقوانين والتعليمات المحلية السارية .
ـمالية بما يتسق والمعيار المحاسبي الدولي رقم (٣٩) الخاص بقياس والاعتراف

ـرة ، ومتاحة للبيع ، ومحتفظ بها حتي تاريخ الاستحقاق ، وشركات تابعة وذات
ـ ، بدلا من تبويبها الي استثمارات بغرض المتاجرة واستثمارات بغرض الاحتفاظ
ـنسبة للاستثمارات وتقييم الثانية بالتكلفة مع اجراء تخفيض علي قيمتها في
ـنيه مصري ادرجت بقائمة الدخل ، بعد استخدام رصيد مخصص الاستثمارات
ـ تدعيمه بمبلغ ٦,٠٠٠,٠٠٠ جنيه مصري خلال عام ٢٠٠٢

ـة المالية علي اساس اسعار الصرف السارية في تاريخ تنفيذ المعاملة ، ويتم اعادة
ـسنة المالية علي اساس اسعار الصرف السارية في ذلك التاريخ ، وتثبت الفروق

ـدلة في ذلك التاريخ وباستخدام الاسعار الاجلة للفترات المتبقية حتي تواريخ
ـمليات النقد الاجنبي .
ـباطات مع اثبات الفرق بين المعادل لشقي عقد المبادلة ضمن بند ارصدة مدينة
ـقة في تاريخ الارتباط علي عقد المبادلة ويتم استهلاك الارصدة المشار بالاضافة
ـخسائر) عمليات النقد الاجنبي .
ـصدة مدينة اصول اخرى علي ان يتم تسوية رصيد العلاوة علي قائمة الدخل في
ـليات النقد الاجنبي .
ـطية المخاطر المتعلقة بطبيعة نشاطهم يتم اثبات الفرق بين العلاوة المسددة عن
ـ ارصدة دائنة والتزامات اخرى ويتم تسوية هذا الفرق بقائمة الدخل ببند ارباح

ـم ايقاف اثباتها كايراد عند عدم التأكد من استرداد قيمة هذه العوائد او اصل
ـها .

ـزامات الاخرى وتظهر اذون الخزانة بالميزانية مستبعدا منها خصم الاصدار .

ـالية التي تدار بمعرفة الغير في نهاية السنة المالية بالقيمة العادلة التي تمثل

ـراق مالية بغرض المتاجرة بقيمتها الدفترية مع تخفيض هذه القيمة في حالة
ـلورقة وتثبت فروق التقييم بقائمة الدخل .

ـك بالنسبة لكل استثمار علي حدة ، ويتم تحميل الفروق علي قائمة الدخل ببند
ـ وذلك في حدود ما سبق تحميله علي قوائم الدخل عن فترات مالية سابقة .

ـي القيمة الاسمية مضافاً اليها علاوة الاصدار او مستبعداً منها خصم الاصدار
ـويدرج الاستهلاك ببند عائد اذون الخزانة والسندات بقائمة الدخل
ـزيد او تقل عن القيمة الاسمية مع تخفيض التكلفة بقيمة العوائد عن الفترة

ـ القيمة الدفترية به وتحميله علي قائمة الدخل ببند فروق تقييم استثمارات
ـة الدخل بذات البنك وفي حدود ما سبق تحميله علي قوائم الدخل عن فترات

ـصرف الساري في تاريخ التقييم ، ويتم ادراج فروق التقييم بقائمة الدخل ببند

ـحالة حدوث تدهور في قيمتها العادلة عن القيمة الدفترية يتم تعديل القيمة
ـفروق تقييم استثمارات مالية اخرى ، وفي حالة حدوث ارتفاع في القيمة العادلة
ـت مالية سابقة .

ـرى، وذلك بالقيمة التي الت بها للبنك وفي حالة انخفاض القيمة العادلة لهذه
ـالدخل وفي حالة ارتفاع القيمة العادلة يتم الاضافة الي قائمة الدخل وذلك في

ـاطر العامة تحسب من مجموع القروض والالتزامات العرضية الاخرى مستبعدا
ـ وذلك في ضوء خبرة الادارة والدراسات التفصيلية الدورية لارصدة القروض

ـلها خصما علي المخصص الذي يضاف اليه المتحصلات من القروض التي سبق

ـعقود الصرف الاجلة ومبادلة العملات وعقود سعر العائد وغيرها خارج الميزانية
ـتاريخ الميزانية .

ـقدية والارصدة لدي البنك المركزي وارصدة الحسابات الجارية لدي البنوك وكذا
ـم

ـيتم تحديدها علي اساس العمر الانتاجي المقدر لكل اصل .
ـمدي العمر الانتاجي المقدر او مدة عقد الايجار ايهما اقل .

ـلمعمول بها في هذا الشان.
ـ الدراسة التفصيلية للمطالبات الضريبية .

ـة ارصدة النقدية والحسابات الجارية والودائع لدي البنوك والاستثمارات المالية
ـك كما تتضمن الادوات المالية والحقوق والتعهدات المدرجة ضمن بند التزامات

ـمتبعة بشأن اسس اثبات وقياس اهم الادوات المالية وما يرتبط بها من ايرادات

ـمتممة للقوائم المالية فإن القيم العادلة للادوات المالية لا تختلف اختلافا عن
ـ بغرض المتاجرة فتبين الايضاحات ارقام (٨) ، (١١)(١٢) من الايضاحات المتممة

ـر اللازم لتغطية متطلباته من العملات الاجنبية او متطلبات عملائه لمواجهة
ـ بانها عمليات قصيرة الاجل .

تتعرض قيم بعض الادوات المالية للتقلبات نتيجة تغير اسعار العائد ... اهمها:
- ربط سعر العائد علي الاقتراض مع سعر العائد علي الاقراض
- الاسترشاد باسعار الخصم للعملات المختلفة عند تحديد اسعار العائد
- مراقبة توافق تواريخ استحقاقات الاصول والالتزامات المالية مع اسعار العوائد
وتبين الايضاحات رقم (٢٧)(٢٨) من الايضاحات المتممة للقوائم المالية بيان بفترات العام علي تلك الاصول والالتزامات المالية .

(ب) خطر الائتمان

تعتبر القروض للعملاء والبنوك والاستثمارات المالية في صورة سندات وكذا ارصدة المالية المعرضة لخطر الائتمان المتمثل في عدم قدرة تلك الاطراف علي سداد جزء او ويقوم البنك باتباع عدة اجراءات بما يؤدي الي خفض الخطر الائتماني الي الحد ا
- اعداد الدراسات الائتمانية عن العملاء والبنوك قبل التعامل معهم وتحديد معدلا
- الحصول علي الضمانات الكافية لتخفيض حجم المخاطر التي قد تنشأ في حالة
- المتابعة والدراسة الدورية للعملاء والبنوك بهدف تقييم مراكزهم المالية والائتمان
- توزيع محفظة القروض والارصدة لدي البنوك علي قطاعات مختلفة تلافيا لتركز
ويتضمن الايضاح رقم (٣٠) توزيع محفظة القروض علي القطاعات المختلفة .

(ج) خطر تقلبات سعر صرف العملات الاجنبية

نظراً لتعامل البنك في عدد من العملات الاجنبية طبقاً لطبيعة نشاطه فان ذلا تخفيض ذلك الخطر الي الحد الادني فان البنك يراعي التوازن في مراكز العملات: ويبين ايضاح رقم (٣١) من الايضاحات المتممة للقوائم المالية اهم مراكز العملات ال

٤- نقدية وارصدة لدي البنك المركزي

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
- نقدية بالصندوق	٣٧٩,٥٥٤,٤٢٢	٣٥٧,٠٢٩,٧٣٩
- ارصدة لدي البنك المركزي في اطار نسبة الاحتياطي	١,٦٧١,٠٩٢,٢٦٥	١,٤٧٢,٥١١,٨٩٢
اجمالي النقدية وارصدة لدي البنك المركزي	٢,٠٥٠,٦٤٦,٦٨٧	١,٨٢٩,٥٤١,٦٣١

٦- اذون الخزانة واوراق حكومية اخرى قابلة للخصم لدي البنك المركزي

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
- اذون خزانة استحقاق ٩١ يوم	٤٢٥,٠٠٠,٠٠٠	٢٠٠,٠٠٠,٠٠٠
- اذون خزانة استحقاق ١٨٢ يوم	٩٢٠,٠٠٠,٠٠٠	٦٢٠,٠٠٠,٠٠٠
	١,٣٤٥,٠٠٠,٠٠٠	٨٢٠,٠٠٠,٠٠٠
عوائد لم تستحق بعد	(٢٣,٣٨٠,٤٢٢)	(١١,٨٢١,١٠٧)
	١,٣٢١,٦١٩,٥٧٨	٨٠٨,١٧٨,٨٩٣

٧- استثمارات مالية بغرض المتاجرة

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
محافظ استثمارات مالية تدار بمعرفة الغير	٩٢,٣٦٤,١٦٢	١٠٣,٣٥٦,٣٢٩
اجمالي استثمارات مالية بغرض المتاجرة	٩٢,٣٦٤,١٦٢	١٠٣,٣٥٦,٣٢٩
وتتمثل الاستثمارات المالية بغرض المتاجرة في:		
- استثمارات مالية مقيدة في سوق الاوراق المالية	٩٢,٣٦٤,١٦٢	١٠٣,٣٥٦,٣٢٩
- استثمارات مالية غير مقيدة في سوق الاوراق المالية	-	-
	٩٢,٣٦٤,١٦٢	١٠٣,٣٥٦,٣٢٩

٩- قروض للعملاء والبنوك

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
- اوراق تجارية مخصومة	٢٠٥,٩٢٨,٥٩٩	١٤٧,٤٠٩,٠٦٠
- قروض للعملاء	١٠,٨٠٥,٩٦٣,٧٥١	١١,٢٥٨,٣٥١,٩٨٢
- قروض للبنوك	٤٠٤,٥٣٩,٠٥١	٢٨١,٩٢٩,٣٤٠
	١١,٤١٦,٤٣١,٤٠١	١١,٦٨٧,٦٩٠,٣٨٢
- خصم غير مكتسب للاوراق التجارية المخصومة	(٦,١٣٦,٦٦٨)	
- مخصص القروض	(٤٥١,٢٨٥,١١١)	(٥٢١,٠٢٠,٧٠٤)
- العوائد المجنبة	(٣٧,٢٩٢,٩٢٨)	(٥٩,٥٠٥,٧٩٦)
صافي القروض والسلفيات	١٠,٩٢١,٧١٦,٦٩٤	١١,١٠٧,١٦٣,٨٨٢

١٠- مخصص القروض (منتظمة / غير منتظمة)

	٣١ ديسمبر ٢٠٠٢ محدد / جنيه	عام / جنيه
- رصيد المخصص اول العام	٢٨٤,٧٥٤,٠٠٠	٣٦,٢٦٦,٧٠٤
- المكون خلال العام	١٨١,٤١٩,٦٩١	٥١,١٣٨,٩٨٩
- متحصلات من قروض سبق اعدامها	١٩,٣٤٧,٠٥١	-
- محول من عام الي محدد	-	-
- فروق اعادة تقييم ارصدة المخصص بالعملات الاجنبية	-	١,٧٩٢,١٨٠
	٤٨٥,٥٢٠,٧٤٢	٨٩,١٩٧,٨٧٣
- المستخدم من المخصص خلال العام	(٣٢٠,٤٣٣,٠٠٤)	-
- رصيد المخصص في اخر العام	١٦٥,٠٨٧,٧٣٨	٨٩,١٩٧,٨٧٣

١١- استثمارات مالية محتفظ بها حتى تاريخ الاستحقاق

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
- سندات الاسكان استحقاق ديسمبر ٢٠١٩	٢١٥٠٠٠	٢١٥٠٠٠
وتتمثل الاستثمارات المالية المحتفظ بها حتى تاريخ الاستحقاق في:		
- استثمارات مالية مقيدة في سوق الاوراق المالية	-	-
- استثمارات مالية غير مقيدة في سوق الاوراق المالية	٢١٥٠٠٠	٢١٥٠٠٠
	٢١٥٠٠٠	٢١٥٠٠٠

١٣- ارتباطات رأسمالية

(أ) الاستثمارات المالية

بلغت قيمة الارتباطات المتعلقة بالاستثمارات المالية ولم يطلب سدادها حتي تاريخ الميزانية مبلغ ٥٢,٠٧٦,٩٤٤ جنيه مصري وذلك طبقا لما يلي:

	قيمة المساهمة (جنيه مصري)	المبلغ المسدد (جنيه مصري)	الباقي غير المسدد (جنيه مصري)
١- استثمارات مالية متاحة للبيع	٥٠,٦٧٠,٤٥٠	٨,٥٩٣,٥٠٦	٤٢,٠٧٦,٩٤٤
٢- استثمارات في رؤوس اموال بنوك وشركات تابعة وذات مصلحة مشتركة			
- كونتكت لتجارة السيارات	٢٠,٠٠٠,٠٠٠	١٠,٠٠٠,٠٠٠	١٠,٠٠٠,٠٠٠
	٧٠,٦٧٠,٤٥٠	١٨,٥٩٣,٥٠٦	٥٢,٠٧٦,٩٤٤

١٤- ارصدة مدينة واصول اخرى

	٣١ ديسمبر ٢٠٠٢ (ج
- ايرادات مستحقة	٨,٧١١,٠٤٦
- مصروفات مقدمة	٠,٩٦٦,٦٣٥
- دفعات مقدمة تحت حساب شراء اصول ثابتة	٤,٨٠٨,١٧٠
- اصول الت ملكيتها للبنك (بعد خصم فروق تقييم وقدرها ٣,٠٠٠,٠٠٠)	١,٧٣٣,٥٧٠
- ارصدة مدينة متنوعة	١,٤٩٢,٣٠٧
اجمالي الارصدة المدينة والاصول الاخرى	٩,٧١١,٧٦٨

	first numbers column	second numbers column
التدفقات النقدية من انشطة التشغيل		
الارباح (الخسائر) قبل خصم الضرائب	٣٨٠,٨٨٦,١٥٠	٤٠١,٧٥٨,٧٨٦
تعديلات لتسوية صافي الارباح (الخسائر) مع التدفقات النقدية من انشطة التشغيل		
الاهلاك	٣٤,٢١١,٠٩٣	٢٤,٧١٣,٩٤٥
المخصصات (المكون خلال العام)	٢٨٢,٤٤٤,٨٩٤	٢٧٦,٣٣٤,٩٤٨
فروق تقييم استثمارات مالية بغرض المتاجرة	(١٥,٠٨٩,٦٦٤)	-
فروق تقييم استثمارات مالية اخرى	٣٦,٠٢١,٣٣٣	-
المستخدم من المخصصات (خلاف مخصص القروض)	(١٠,٦٦٠,١٨٥)	(٢١,٤٩٣,٦٥١)
فروق تقييم ارصدة المخصصات (خلاف مخصص القروض)	٧٣١,٧٣٢	٢٢,٦٩٤,٣٤١
ارباح بيع اصول ثابتة	-	(١٥١,٦٩٨)
ارباح بيع استثمارات مالية	(١٧,٨٣٨,٦٧٢)	(٢٤,١٢٥,٠٧٧)
ضرائب الدخل المسددة	(١٥,٠٠٠,٠٠٠)	-
فروق اعادة تقييم قروض طويلة الاجل بالعملة الاجنبية	٤,٤٥٩,٧٥٤	١٨٥,٣٧٥,١٩٠
ارباح (خسائر) التشغيل قبل التغيرات في الاصول والالتزامات المستخدمة في انشطة التشغيل	٦٨٠,١٦٧,٣٣٥	٨٦٥,١٠٦,٧٨٤
صافي النقص (الزيادة) في الاصول		
ودائع لدي البنوك	(٥٠٥,٣٥٧,٤٦٢)	(٣٨٧,٠٦٦,٣٩٨)
اذون الخزانة واوراق حكومية اخرى	(٢٨٩,٨١٩,٦٧٩)	(٤٢٠,٥٧٠,٩٨٨)
استثمارات مالية بغرض المتاجرة	٢٤,٨٥٥,٨١٢	(٢٣,١١٧,٦٣١)
استثمارات مالية متاحة للبيع	(٨٠,٥٤٣,٧٢٤)	(٢٩١,٦٠٦,٣٥٩)
قروض للعملاء والبنوك	(١٠٩,٢٩١,٣٣٧)	(١,٠٠٤,٧٧٦,٥٧٥)
الارصدة المدينة والاصول الاخرى	١٢٣,٢٨٧,٦٨٤	(١٧٤,٦٩٥,٧٦٠)
صافي الزيادة (النقص) في الالتزامات		
الارصدة المستحقة للبنوك	٤٢,٨٥٤,٢٧٦	١٠٨,١٧٣,٠٩٦
ودائع العملاء	١,٨٢٠,٩٦٧,١٨١	٢,٦١٨,٦٣٤,٢١٦
الارصدة الدائنة والالتزامات الاخرى	(٨٤,٩٥٧,١٥١)	(٣٠٨,٣٣٦,٢٩٠)
صافي التدفقات النقدية الناتجة من انشطة التشغيل	١,٦٢٢,١٦٢,٩٣٥	٩٨١,٧٤٤,٠٩٥
التدفقات النقدية من انشطة الاستثمار		
مشتريات استثمارات في شركات تابعة وذات مصلحة مشتركة	(٨,٠٠٠,٠٠٠)	(١٤,٠٠٠,٠٠٠)
مدفوعات لشراء اصول ثابتة ولانشاء وتجهيز الفروع	(٨٥,٥٩٧,٨٨٣)	(٤٥,٠٨١,٠٧٣)
متحصلات من بيع اصول ثابتة	-	١٥١,٦٩٨
صافي التدفقات النقدية (المستخدمة في) انشطة الاستثمار	(٩٣,٥٩٧,٨٨٣)	(٥٨,٩٢٩,٣٧٥)
التدفقات النقدية من انشطة التمويل		
الزيادة (النقص) في السندات	(٣٠٠,٠٠٠,٠٠٠)	-
الزيادة (النقص) في قروض طويلة الاجل	(٤٤٦,٥٠٥,٣٣٥)	(٨١٤,٢٠٥,١٠٤)
توزيعات الارباح المدفوعة	(٢٨٩,٩٥٢,٢٦٠)	(٢٨٨,٠٢٤,٢٦٥)
صافي التدفقات النقدية (المستخدمة في) انشطة التمويل	(١,٠٣٦,٤٥٧,٥٩٥)	(١,١٠٢,٢٢٩,٣٦٩)
صافي التغير في النقدية وما في حكمها خلال العام	٤٩٢,١٠٧,٤٥٧	(١٧٩,٤١٤,٦٤٩)
رصيد النقدية ومافي حكمها في اول العام	٢,٠٤٣,٥٠٩,٠١١	٢,٢٢٢,٩٢٣,٦٦٠
رصيد النقدية ومافي حكمها في نهاية العام	٢,٥٣٥,٦١٦,٤٦٨	٢,٠٤٣,٥٠٩,٠١١
وتتمثل النقدية ومافي حكمها فيما يلي:		
النقدية وارصدة لدي البنك المركزي	٢,٠٥٠,٦٤٦,٦٨٧	١,٨٢٩,٥٤١,٦٣١
ارصدة لدي البنوك	٢,٩٠٠,٦٦٣,٤٥٣	٢,٣٤٧,٩٢٤,٥٩٦
اذون خزانة واوراق حكومية اخرى قابلة للخصم لدي البنك المركزي	١,٣٢١,٦١٩,٥٧٨	٨٠٨,١٧٨,٨٩٣
ودائع لدي البنوك	(٢,٨٣٧,٦٢٠,١٤٧)	(٢,٣٣٢,٢٦٢,٦٨٥)
اذون الخزانة استحقاق اكثر من ثلاثة اشهر	(٨٩٩,٦٩٣,١٠٣)	(٦٠٩,٨٧٣,٤٢٤)
اجمالي النقدية وما في حكمها	٢,٥٣٥,٦١٦,٤٦٨	٢,٠٤٣,٥٠٩,٠١١

قائمة التغير في حقوق المساهمين عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢

٢٠٠١	رأس المال جنيه	احتياطي قانوني جنيه	احتياطي عام جنيه	احتياطي خاص جنيه	ارباح العام جنيه	الاجمالي جنيه
الرصيد في اول العام	٦٥٠,٠٠٠,٠٠٠	٢٨٨,٦٣١,٦٢٧	٣٦٢,١٨٢,٥٥٢	١٦٢,٧٠٩,٩٠٣	-	١,٤٦٣,٥٢٤,٠٨٢
صافي ارباح العام	-	-	-	-	٤٠١,٧٥٨,٧٨٦	٤٠١,٧٥٨,٧٨٦
المحول الى الاحتياطيات	-	٢٠,٠٨٧,٩٣٩	٩١,٧١٨,٥٨٧	-	(١١١,٨٠٦,٥٢٦)	-
الارباح الموزعة					(٢٨٩,٩٥٢,٢٦٠)	(٢٨٩,٩٥٢,٢٦٠)
الرصيد في اخر العام	٦٥٠,٠٠٠,٠٠٠	٣٠٨,٧١٩,٥٦٦	٤٥٣,٩٠١,١٣٩	١٦٢,٧٠٩,٩٠٣	-	١,٥٧٥,٣٣٠,٦٠٨

٢٠٠٢	رأس المال جنيه	احتياطي قانوني جنيه	احتياطي عام جنيه	احتياطي خاص جنيه	ارباح العام جنيه	الاجمالي جنيه
الرصيد في اول العام	٦٥٠,٠٠٠,٠٠٠	٣٠٨,٧١٩,٥٦٦	٤٥٣,٩٠١,١٣٩	١٦٢,٧٠٩,٩٠٣	-	١,٥٧٥,٣٣٠,٦٠٨
صافي ارباح العام الحالي	-	-	-	-	٣٨٠,٨٨٦,١٥٠	٣٨٠,٨٨٦,١٥٠
الرصيد في اخر العام	٦٥٠,٠٠٠,٠٠٠	٣٠٨,٧١٩,٥٦٦	٤٥٣,٩٠١,١٣٩	١٦٢,٧٠٩,٩٠٣	٣٨٠,٨٨٦,١٥٠	١,٩٥٦,٢١٦,٧٥٨

قائمة التوزيعات المقترحة للارباح عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢

	٢٠٠٢ (جنيه مصري)	٢٠٠١ (جنيه مصري)
- صافي ارباح العام	٣٨٠,٨٨٦,١٥٠	٤٠١,٧٥٨,٧٨٦
اجمالي الارباح القابلة للتوزيع	٣٨٠,٨٨٦,١٥٠	٤٠١,٧٥٨,٨٧٦
توزع كما يلي		
- احتياطي قانوني	١٦,٢٨٠,٤٣٤	٢٠,٠٨٧,٩٣٩
- توزيعات المساهمين - حصة اولى	٣٢,٥٠٠,٠٠٠	٣٢,٥٠٠,٠٠٠
- حصة العاملين بالبنك	٣٧,٠٨٨,٦١٥	٤٠,١٧٥,٨٧٩
حصة نقدية للجمعية التعاونية	١,٠٠٠,٠٠٠	
بناد والاسكان للعاملين بالبنك	٥,٧١٣,٢٩٢	٦,٠٢٦,٣٨٢
مكافأة اعضاء مجلس الادارة		
توزيعات للمساهمين - حصة ثانية	١٦٢,٥٠٠,٠٠٠	٢١١,٢٥٠,٠٠٠
احتياطي عام	١٢٥,٨٠٣,٨٠٩	٩١,٧١٨,٥٨٦
الاجمالي	٣٨٠,٨٨٦,١٥٠	٤٠١,٧٥٨,٧٨٦

	١١,٢٨١,٣٣٢,٩٩٢	٤,٦١٥,٩٥٧,٢٩٠
- الالتزامات :		
- ارصدة مستحقة للبنوك	٣٢٧,٩٧٠,٥١٨	-
- ودائع العملاء	١٣,٣١٢,٨٧٨,٠٠٠	٢,٥٠١,٨٧٣,٧٩٢
- سندات	-	٣٠٠,٠٠٠,٠٠٠
- قروض طويلة الاجل	-	٣٢٥,٩٩٥,١٨١
- ارصدة دائنة والتزامات اخرى	٣٢٢,١٢٨,٨٧٢	-
	١٣,٩٦٢,٩٧٧,٤٣٠	٣,١٢٧,٨٦٨,٩٦٣

٣١ - مراكز العملات الهامة

	٣١ ديسمبر ٢٠٠٢ (بالالف جنيه)	٣١ ديسمبر ٢٠٠١ (بالالف جنيه)
- جنيه مصري	(١٠,٩٧٥)	٩٩٣
- دولار امريكي	١٠,٣٣٦	٣,١٧٧
- جنيه استرليني	(٣٣)	(٨٨٧)
- الين الياباني	(٢٩٧)	(١٩٧)
- فرنك سويسري	٣٣٧	١١١
- اليورو	١,٣٣٨	(١٠٢)

٣٢ - المعاملات مع الاطراف ذات العلاقة

يتعامل البنك مع الاطراف ذات العلاقة علي نفس الاسس التي يتعامل بها مع الغير وتتمثل طبيعة تلك المعاملات وارصدتها في تاريخ الميزانية فيما يلي :

- ارصدة لدي البنوك	٢٠٠,٢٤٠,٨١٧
- قروض للعملاء	١٠,٣٣٦,٠٩٣
- قروض للبنوك	٦٩,٣٣٣,٩٠٥
- استثمارات مالية في شركات تابعة وذات مصلحة مشتركة	٤٥,٥٠٠,٠٠٠
- ارصدة مستحقة للبنوك	٢,١٩٢,٧٣٥
- ودائع العملاء	٨٨,٥٢٣,٤٣٢
- سندات	٢٥٢,٥٠٠,٠٠٠

٣٣ - ارقام المقارنة

تم تعديل ارقام المقارنة لتتماشى مع تبويب القوائم المالية للفترة الحالية.

تقرير مراقبي الحسابات

إلى السادة مساهمي البنك التجاري الدولي - (مصر)

راجعنا القوائم المالية للبنك التجاري الدولي - مصر (شركة مساهمة مصرية) المتمثلة في الميزانية في ٣١ ديسمبر ٢٠٠٢ ، وكذا قائمتا الدخل والتدفقات النقدية عن السنة المالية المنتهية في ذلك التاريخ وهذه القوائم المالية مسئولية إدارة البنك ، ومسئوليتنا ابداء الرأي على هذه القوائم المالية في ضوء مراجعتنا لها .

وقد تمت مراجعتنا وفقاً لمعايير المراجعة المصرية وفي ضوء القوانين المصرية السارية ، وتتطلب معايير المراجعة المصرية تخطيط واداء المراجعة للحصول على تأكيد مناسب بأن القوائم المالية لا تحتوي علي اخطاء مؤثرة ، وتتضمن اعمال المراجعة اجراء فحص اختباري للمستندات والادلة المؤيدة للقيم والايضاحات الواردة بالقوائم المالية ، كما تتضمن اعمال المراجعة ايضاً تقييماً للسياسات وللقواعد المحاسبية المطبقة وللتقديرات الهامة التي اعدت بمعرفة الادارة ، وكذلك سلامة العرض الذي قدمت به القوائم المالية ، وقد حصلنا من الادارة علي البيانات والايضاحات التي رأيناها لازمة لاغراض المراجعة ، ونرى ان ما قمنا به من اعمال المراجعة يعد اساساً مناسباً لابداء رأينا على القوائم المالية .

ومن رأينا ان القوائم المالية المشار اليها اعلاه مع الايضاحات المتممة لها تعبر بوضوح في كل جوانبها الهامة عن المركز المالي للبنك التجاري الدولي (مصر) في ٣١ ديسمبر ٢٠٠٢ ، وعن نتيجة نشاطة وتدفقاته النقدية عن السنة المالية المنتهية في ذلك التاريخ وذلك طبقاً لمعايير المحاسبة المصرية وفي ضوء ما يتصل بمراجعتنا من القوانين واللوائح المصرية .

يمسك البنك حسابات مالية منتظمة تتضمن كل ما نص القانون ونظام البنك على وجوب اثباته فيها ، وقد وجدت القوائم المالية متفقة مع ما هو وارد بتلك الحسابات . هذا وفي حدود المعلومات والايضاحات التي توافرت لدينا لم يتبين لنا مخالفة البنك لاي من احكام القانون ١٦٣ لسنة ١٩٥٧ والقوانين المعدلة له .

البيانات المالية الواردة بتقرير مجلس الادارة المعد وفقاً لمتطلبات القانون رقم ١٥٩ لسنة ١٩٨١ ولائحته التنفيذية متفقة مع ما هو وارد بدفاتر البنك وذلك في الحدود التي تثبت بها مثل تلك البيانات بالدفاتر .

القاهرة في ٢٨ يناير ٢٠٠٢ — مراقبا الحسابات

عماد حافظ راغب
المتضامنون للمحاسبة والمراجعة E&Y
محاسبون قانونيون ومستشارون

حازم حسن
KPMG حازم حسن
محاسبون قانونيون ومستشارون

- تم الفحص الفعلي للسنوات من ١٩٨٩ الي ١٩٩٣ وجاري تسوية نقاط الخلاف باللجنة الداخلية بمصلحة الضرائب .
- جاري فحص السنوات من ١٩٩٤ وحتى ٢٠٠٠ .

٣٠ - توزيع الاصول والالتزامات العرضية

	بالعملة المحلية	بالعملة الاجنبية
اولاً الاصول		
ارصدة لدي البنوك	٦٧٤,٩٢٨,٠٢٢	٢,٢٣٦,٠٢٥,٤٣١
قروض للعملاء والبنوك	الاجمالي بالجنيه المصري	٪
قطاع الزراعة	٧٥,٩٧١,٧١١	٠,٦٧
قطاع الصناعة	٤,٥٧٦,٠٩٥,٨٣٦	٤٩,٠٠
قطاع التجارة	٨٣٧,٠١٤,٩٤٤	٧,٣٦
قطاع الخدمات	٣,٤٣١,٦٣٧,١٨٤	٣٠,١٥
القطاع العائلي	٨٩٩,٣٦٩,١٣٧	٧,٩٠
قطاعات اخرى	٥٥٩,٤٥٧,١٥١	٤,٩٢
اجمالي	١١,٣٧٩,١٣٨,٩٧٣	١٠٠,٠٠
خصم غير مكتسب للاوراق التجارية	(٩,١٣٦,٦٩٨)	
المخصومة مخصص القروض	(٤٥١,٢٨٥,٦١١)	٣,٩٩
صافي القروض	١٠,٩١٨,٧١٦,٦٩٤	
ثانياً الالتزامات	بالعملة المحلية	بالعملة الاجنبية
١- ارصدة مستحقة للبنوك	١٩٤,٧٢٢,٢٤٧	١٣٣,٢٤٨,٣١١
٢- الودائع	الاجمالي بالجنيه المصري	٪
قطاع الزراعة	١٩,٠٤٦,٩٥٩	٠,١٢
قطاع الصناعة	١,٨٣٠,٧٥٨,٨٨١	١١,٥٨
قطاع التجارة	٤٥١,١١٨,٨٩٣	٢,٨٥
قطاع الخدمات	٢,٠٩٩,٣٠٧,٨٧٩	١٣,٢٦
القطاع العائلي	١٠,٢٥٣,٠٤٢,٤٩٨	٦٤,٨٣
قطاعات اخرى	١,١٩٣,٩٧٦,٧٤٢	٧,٣٦
اجمالي	١٥,٨١٤,٧٥١,٧٩٢	١٠٠,٠٠
ثالثاً الالتزامات العرضية		
- خطابات الضمان	١,٢٩٣,٨٨٩,٨٧٧	٢,٢٥٠,٠٢٦,١٨٢
- الاعتمادات المستندية (استيراد وتصدير)	١٩٠,٩٨٣,٤٤٩	٣٢٢,٤١٤,٧١٢
- الاوراق المقبولة عن تسهيلات موردين	٢١٤,١٠٢,٥٢٤	٢٧٦,٦١٥,٠١٤
- عقود الصرف الاجلة		٤٣,٩٥٠
- عقود مبادلة العملات	(٤١٣,٦٣٤,٠٥٩)	٤٠٦,٥٨٣,٨٠١
	١,٢٨٥,٣٤١,٧٩١	٣,٢٥٥,٦٨٣,٦٥٩

تقرير مجلس الادارة عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢

تميز عام ٢٠٠٢ في مسيرة البنك التجاري الدولي بتحقيق العديد من الانجازات البارزة في شتى المجالات وذلك على الرغم من الصعوبات والتحديات الاقتصادية التي شهدتها النواحي الاقتصادية والبنوك بصفة خاصة خلال العام .

اولاً المركز المالي :

يبين الجدول التالي اهم المؤشرات المالية لتطور المركز المالي والانشطة الرئيسية للبنك في نهاية عام ٢٠٠٢ بالمقارنة مع نهاية عام ٢٠٠١ :

(الارقام بالمليون جنيه)

البيان	٢٠٠٢/١٢/٣١	٢٠٠١/١٢/٣١	نسبة التطور٪
(١) اجمالي الموجودات	١٩,٧٧٩	١٨,٦٠١	٦,٢
(٢) الالتزامات العرضية	٤,٥٤١	٤,٩٩٩	(٩,٢)
(٣) اجمالي ودائع العملاء	١٥,٨١٥	١٣,٩٩٤	١٣,٠
(٤) صافي محفظة القروض	١٠,٩١٩	١١,١٠٧	(١,٧)
(٥) صافي الاستثمارات	٢,٠٩٢	١,٩٤٧	٣,٣
(٦) صافي اذون الخزانة	١,٣٢٢	٨٠٨	٦٣,٦
(٧) مخصصات القروض والالتزامات	٤٥١	٥٢١	(١٢,٩)
(٨) المخصصات الاخرى	٧١٢	٦٨٢	٤,٤
(٩) صافي ايرادات النشاط	٩٣٦	٨٩٣	٤,٣
(١٠) صافي ارباح العام	٣٨١	٤٠٢	(٥,٢)
(١١) حقوق المساهمين	١,٧١٧	١,٥٧٥	٩,٠
(١٢) التوزيع النقدي المقترح للسهم (جنيه مصري)	٣,٠	٣,٧٥	(٢٠,٠)

البنك التجاري الدولي (مصر) ش.م.م

رأس المال المرخص به ١٥٠٠ مليون جنيه مصري — رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصري

المركز الرئيسي ٢١/٢٣ شارع الجيزة - الجيزة — سجل تجاري رقم ٦٩٨٢٦ الجيزة

دعوة لحضور اجتماع الجمعية العامة العادية

يتشرف مجلس ادارة البنك التجاري الدولي (مصر) بدعوة السادة المساهمين لحضور اجتماع الجمعية العامة العادية المقرر عقده في الساعة الحادية عشرة من صباح يوم الخميس الموافق ٢٧ فبراير ٢٠٠٣

وسوف تنعقد الجمعية بفندق شيراتون القاهرة قاعة صلاح الدين

وذلك للنظر في جدول الاعمال التالي :

(١) تقرير مجلس الادارة عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١

(٢) تقرير مراقبي الحسابات عن الميزانية وقائمة الدخل والقوائم المالية الاخرى ، وذلك عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١

(٣) التصديق علي الميزانية وقائمة الدخل والقوائم المالية الاخرى وذلك عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١

(٤) الموافقة علي حساب توزيع الارباح عن عام ٢٠٠٢

(٥) اقرار التعيينات التي تمت في عضوية مجلس الادارة منذ اخر اجتماع للجمعية العامة العادية

(٦) اخلاء طرف اعضاء مجلس الادارة عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١ وتحديد مكافأتهم عن عام ٢٠٠٣

(٧) تعيين مراقبي الحسابات وتحديد اتعابهم عن السنة المالية المنتهية في ٢٠٠٣/١٢/٣١

(٨) الترخيص لمجلس الادارة بالتبرع خلال عام ٢٠٠٣

(٩) احاطة الجمعية بالمكافأة السنوية التي قررها مجلس الادارة لرئيس واعضاء لجنة المراجعة عن عام ٢٠٠٣

ونرجو ان نوجه عناية سيادتكم الي ما يلي :

اولاً : لكل مساهم الحق في حضور اجتماع الجمعية العامة بطريق الاصالة او انابة مساهم اخر عنه من غير اعضاء مجلس الادارة ويشترط لصحة الانابة ان تكون ثابتة في توكيل كتابي ، وباستثناء الاشخاص الاعتباريين لا يكون لاي مساهم ان يمثل عن طريق الوكالة عدداً من الاصوات يجاوز ١٠٪ من مجموع الاسهم في رأس المال وبما لا يجاوز ٢٠٪ من الاسهم الممثلة في الاجتماع .

ثانياً : علي السادة المساهمين الذين يرغبون في حضور الجمعية العامة ان يقدموا كشف حساب للاسهم التي يحوزونها والمودعة لدي احدي شركات ادارة سجلات الاوراق المالية متضمنا تجميد رصيد الاسهم الموضح بكشف الحساب لغرض حضور الجمعية ، وذلك قبل انعقاد الجمعية العامة بثلاثة ايام علي الاقل .

ثالثاً : يمكن للمساهمين الاطلاع علي الكشوف التفصيلية والمستندات المشار اليها في المواد ٢١٩/٢٢٠/٢٢١ من اللائحة التنفيذية للقانون رقم ١٥٩ لسنة ١٩٨١ ، وفقاً للمواعيد المقررة بالمواد المذكورة وذلك بادارة الشئون المالية في ساعات العمل الرسمية للبنك .

رابعاً : تم ارسال اخطار الدعوة للاجتماع الي المساهمين علي عناوينهم الثابتة بسجلات البنك بطريق البريد العادي .

خامساً : اي اسئلة تتعلق بالموضوعات المعروضة علي الجمعية العامة يتعين تقديمها كتابة الي ادارة الشئون المالية بالمركز الرئيسي للبنك بالبريد المسجل او باليد مقابل ايصال قبل تاريخ انعقاد الجمعية العامة بثلاثة ايام علي الاقل وتقتصر المناقشة في الجمعية العامة حول ما ورد بجدول الاعمال فقط .

سادساً : تصدر قرارات الجمعية العامة العادية بالاغلبية المطلقة لعدد الاصوات المقررة للاسهم الممثلة في الاجتماع .

سابعاً : في حالة عدم توافر النصاب القانوني لصحة اجتماع الجمعية العامة العادية الاول فسوف تنعقد الجمعية العامة العادي في اجتماع ثان في تمام الساعة الثانية عشرة ظهر نفس اليوم وفي نفس المكان ، ويكون الاجتماع الثاني صحيحاً اي كان عدد الاسهم الممثلة فيه .

ثامناً : حضور الاجتماع قاصر علي المساهمين دون اصطحاب مرافقين .

يرجى من السادة المساهمين الحضور قبل موعد انعقاد الجمعية بساعة علي الاقل لاثبات الحضور والشخصية والتوكيلات .

مع تحيات البنك التجاري الدولي (مصر)

امين هشام عز العرب
رئيس مجلس الادارة
والعضو المنتدب

... استحقاقات الاصول والالتزامات المالية وبيان متوسط اسعار الفائدة المطبقة خلال ...

... حسابات جارية والودائع لدي البنوك والحقوق والتعهدات من الغير من الاصول ... كل المستحق عليهم في تواريخ الاستحقاق .

... يلي :
... الخطر الائتماني المتعلقة بذلك .
... العملاء أو البنوك ...
... وتقدير المخصصات المطلوبة للديون وللارصدة غير المنتظمة ...
... المخاطر ...

... الامر قد يعرضه لخطر التقلبات في اسعار صرف العملات الاجنبية ولاغراض ... الاجنبية وفقاً للتعليمات الصادرة عن البنك المركزي المصري في هذا الشأن. ... القائمة في تاريخ الميزانية

٥ - ارصدة لدى البنوك

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
(أ) البنك المركزي		
- ودائع لاجل	٣٢٥,٣٣١,٦١٠	٥٧٨,٦٧١,٣٨٩
- اجمالي الارصدة لدي البنك المركزي	٣٢٥,٣٣١,٦١٠	٥٧٨,٦٧١,٣٨٩
(ب) بنوك محلية		
- حسابات جارية	٥,١٣٦,٣٤١	٤,٤٧٠,٣٠١
- ودائع لأجل	٩٠٠,١٢٠,٠٧٠	٧٧٥,٨٩٥,٧٢١
اجمالي الارصدة لدي البنوك المحلية	٩٠٥,٢٥٦,٤١١	٧٨٠,٣٦٦,٠٢٢
(ج) بنوك خارجية		
- حسابات جارية	٥٧,٩٠٦,٩٥٩	١١,١٩١,٦١٠
- ودائع لاجل	١,٩١٢,١٦٨,٨١٨	٩٧٧,٦٩٥,٥٧٥
اجمالي الارصدة لدي البنوك الخارجية	١,٩٧٠,٠٧٥,٧٧٧	٩٨٨,٨٨٧,١٨٥
اجمالي الارصدة لدي البنوك	٢,٩٠٠,٦٦٣,٤٥٣	٢,٣٤٧,٩٢٤,٥٩٦

٨ - استثمارات مالية متاحة للبيع

	٣١ ديسمبر ٢٠٠٢ (جنيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
(أ) استثمارات في اسهم		
- اسهم بنوك	٧,٧٥٣,٤١٧	٨,٦١٠,٧٤٠
- اسهم شركات	٤٦٠,٩١٩,٣٥٩	٣٧٠,٢٧٢,٣٦٣
(ب) استثمارات في سندات		
- سندات حكومية	٦٦١,٣١٩,٣٧٧	٨٦٠,٠٦٣,٠٧٧
- سندات بنوك	١٢٩,٢٤٣,٥٣٦	١٢٢,٠١٢,٠٦٢
- سندات شركات	٦١٤,٧٣١,٤٠٠	٤٤٧,٠٣٧,١٥٥
	١,٨٧٤,٠٤٠,٣٣٦	١,٨٠٧,٩٩٥,٢٩٧
وتتمثل الاستثمارات المالية المتاحة للبيع في :		
- استثمارات مالية مقيدة في سوق الاوراق المالية	١,٤١٣,٧٩٧,٢٩٣	١,٢٥٦,١٨٩,٤٨٤
- استثمارات مالية غير مقيدة في سوق الاوراق المالية	٤٦٠,٢٤٣,٩٨١	٥٥١,٨٠٥,٨١٣
	١,٨٧٤,٠٤٠,٣٣٦	١,٨٠٧,٩٩٥,٢٩٧

- وتبلغ القيمة السوقية للاستثمارات المالية المتاحة للبيع والمقيدة في سوق الاوراق المالية ١,٥٢٤,٦٦٠,٦٣٨ جنيه مصري في ٣١ ديسمبر ٢٠٠٢ بينما بلغت ١,٣٣٦,١٢٠,٦٦٣ جنيه مصري في ٣١ ديسمبر ٢٠٠١ .
- يتضمن بند استثمارات مالية متاحة للبيع اوراق مالية تم اقراضها ليو بي اس ووربرج قيمتها في ٣١ ديسمبر ٢٠٠٢ مبلغ ٣٣ مليون دولار امريكي حتى ٢٧ مايو ٢٠٠٣ .

٢٠... مجموع / جنيه	٣١ ديسمبر ٢٠٠١ محدد / جنيه	٣١ ديسمبر ٢٠٠١ عام / جنيه	٣١ ديسمبر ٢٠٠١ مجموع / جنيه
٥٢١,٠٤٠,٧٠٤	١٨٧,٣٣٧,٠٠٠	٣٢٥,٦٣٣,٣٤٠	٥١٢,٩٧٠,٣٤٠
٢٣٢,٥٥٨,٦٨٠	١٨٧,٠٢١,٩٨١	٢٣,٥٩٦,٣٧٣	٢١٠,٦١٨,٣٥٤
١٩,٣٤٧,٠٥١	٤,٠٠٠	--	٤,٠٠٠
-	١٦١,٩٣٤,٩٣١	(١٦١,٩٣٤,٩٣١)	-
١,٧٩٢,١٨٠	--	٤٨,٩٦١,٩٢٥	٤٨,٩٦١,٩٢٥
٧٧٤,٧١٨,٦١٥	٥٣٦,٢٨٧,٩١٥	٢٣٦,٣٦٦,٧٠٤	٧٧٢,٥٥٤,٦١٩
(٣٢٠,٤٣٣,٠٠٤)	(٢٥١,٥٣٣,٩١٥)	-	(٢٥١,٥٣٣,٩١٥)
٤٥٤,٢٨٥,٦١١	٢٨٤,٧٥٤,٠٠٠	٢٣٦,٣٦٦,٧٠٤	٥٢١,٠٢٠,٧٠٤

١٢ - استثمارات مالية في شركات تابعة وذات مصلحة مشتركة

	٣١ ديسمبر ٢٠٠٢ القيمة (جنيه مصري)	٣١ ديسمبر ٢٠٠٢ نسبة المساهمة	٣١ ديسمبر ٢٠٠١ القيمة (جنيه مصري)	٣١ ديسمبر ٢٠٠١ نسبة المساهمة
مساهمات في رؤوس اموال بنوك وشركات تابعة وذات مصلحة مشتركة				
- شركة التجاري الدولي للسمسرة في الاوراق المالية	١٠,٠٠٠,٠٠٠	٪٤٠	٨,٥٠٠,٠٠٠	٪٤٠
- شركة فليمنج سي اي لادارة صناديق الاستثمار	١,٥٠٠,٠٠٠	٪٣٠	١,٥٠٠,٠٠٠	٪٣٠
- شركة التجاري الدولي لادارة المحافظ المالية (تحت التصفية)	-	-	١,٥٠٠,٠٠٠	٪٤٠
- شركة التجاري الدولي للتأمين	٢٤,٠٠٠,٠٠٠	٪٤٠	٢٤,٠٠٠,٠٠٠	٪٤٠
- كونكت لتجارة السيارات	١٠,٠٠٠,٠٠٠	٪٤٠	-	
	٤٥,٥٠٠,٠٠٠		٣٥,٥٠٠,٠٠٠	
وتتمثل الاستثمارات المالية في شركات تابعة في :				
- استثمارات مالية مقيدة سوق الاوراق المالية	١٠,٠٠٠,٠٠٠		٨,٥٠٠,٠٠٠	
- استثمارات مالية غير مقيدة في سوق الاوراق المالية	٣٥,٥٠٠,٠٠٠		٢٧,٠٠٠,٠٠٠	
	٤٥,٥٠٠,٠٠٠		٣٥,٥٠٠,٠٠٠	

- وتبلغ القيمة السوقية للاستثمارات المالية في شركات تابعة المقيدة في سوق الاوراق المالية ١٠,٠٠٠,٠٠٠ جنيه مصري في ٣١ ديسمبر ٢٠٠٢ بينما بلغت ٨,٥٠٠,٠٠٠ جنيه مصري في ٣١ ديسمبر ٢٠٠١ .

	...نيه مصري)	٣١ ديسمبر ٢٠٠١ (جنيه مصري)
		١٣٢,١٧٥,١٩٢
		١٣,٤٧٢,٢٩٣
		٣٥,٩٧٢,٣٩٤
		١٣,٥٥٣,٧٢٤
		١٨٢,٨١٠,٢١٧
		٣٧٧,٩٨٤,٧٩٠